                                   MICRO FOCUS
                               1996 Annual Report

[In the middle of the front cover page, a large number "96" and a hazy shadow thereof appear with the phrases "distributed computing", "Year 2000" and "Legacy" placed over the large number "96".]

                                    CONTENTS


LETTER TO SHAREHOLDERS                                 2

FURTHER INFORMATION FOR SHAREHOLDERS                   6

FINANCIAL STATEMENTS US FORMAT                         7     US

FINANCIAL STATEMENTS UK FORMAT                        27     UK




Micro Focus is an international business strongly influenced by its relationships with US customers and whose sales are mostly denominated in US dollars.

For the benefit of UK and US based shareholders and customers, the financial statements are presented in both UK and US formats in separate sections of the report. The other sections are common to both sets of financial statements.


The accounting policies adopted by Micro Focus are within the framework of UK accounting standards and are also in line with US generally accepted accounting principles ("US GAAP") as they apply to US software companies.




                                                                               1
Company registration number 1709998
Part Number: POOO482

                             LETTER TO SHAREHOLDERS

I am very pleased to be writing to you, the shareholders of Micro Focus, for the first time. I took on the role of Chief Executive Officer in April of last year and, since then, it has been an exciting year of learning and change both for myself and Micro Focus. In 1996, Micro Focus made significant changes in the way it defines and pursues market opportunities. We believe we have defined large, dynamic markets as well as strategies for meeting customer requirements in those markets and we are confident in our ability to deliver the products Information Technology organizations throughout the world need to develop, maintain and manage their enterprise computing assets. We look to 1997 with a great deal of confidence.


FINANCIAL RESULTS

For the fiscal year ended January 31, 1997, the Company reported revenue of $115,409,000 (GBP 73,089,000) and a net loss of $10,508,000 or $0.69 per share
(GBP 7,281,000 or 48.0 pence per share). The fiscal 1996 results include a restructuring charge of $8,000,000 (GBP 5,195,000). In the comparable period of 1995, the Company reported net revenue of $121,956,000 (GBP 77,258,000) and a net loss of $10,436,000 or $0.69 per share (GBP 6,470,000 or 43.6 pence per share). The prior year's results included restructuring charges of $10,502,000 (GBP 6,667,000). Micro Focus ended the year with cash and short term investment balances of $71,560,000 (GBP 44,725,000), an increase of $12,712,000 (GBP
5,753,000) from a year ago.

While the full year results show a Company in transition, I am pleased to report that we did return to profitability in the third and fourth quarters of 1996.

Shortly after I joined the Company, Micro Focus undertook a significant restructuring to reduce costs, reorganize operations and rationalize product lines. The Company reduced operating expenses by discontinuing unprofitable products and divisions. Redundant marketing groups and functions were consolidated. As a Company, we instituted new cost-control measures, deployed a new, more effective financial model, and put "best of class" goals in place. But most importantly, Micro Focus concentrated its efforts on serving the most dynamic segments of its markets.

Our restructuring efforts began to show results in the second half. The third and fourth quarters of 1996 saw increased sales of Micro Focus development tools. Organizations that are beginning to address the century date change, or so-called "Year 2000" conversions accounted for a significant increase in sales of Revolve/2000 (TM) - an analysis and assessment tool that helps companies make large software systems Year 2000 compliant. The Company expects sales of Revolve/2000 and the other Micro Focus tools and services associated with solving Year 2000 date conversion problems to increase as the Year 2000 draws near.


MANAGEMENT

At the same time that I joined Micro Focus, Brian Reynolds, then the Company's Chairman and Paul O'Grady, then the Company's Chief Executive Officer resigned from the Company which they founded in 1976. The Company wishes to recognize these two individuals for their outstanding contributions to Micro Focus over the years. Micro Focus began with their vision and grew with their guidance to become a market leader. We owe them much and wish them well.

During 1996, the Company was fortunate to be able to add new talent to its senior management team: Anthony R. Muller, Senior Vice President and Chief Financial Officer; Chris Christides, Vice President of North American Sales; and Stanley J. Blaustein, Vice President and Chief Information Officer. Each of these executives brings leadership and strong management skills to Micro Focus.


OUR MARKETS

One of the most important objectives during the year was to focus the Company on key market opportunities where Micro Focus could truly satisfy customer needs. In May 1996, the Micro Focus Management Team reorganized the Company along product lines by establishing meaningful business units focusing on three key customer opportunities:


YEAR 2000 SOLUTIONS

Many enterprise information systems are unable to process year dates later than 1999 and, as a result, may face system failures in the Year 2000. Our solution is to supply products and services that help organizations convert applications and ensure mission-critical systems will not fail in the Year 2000 and beyond. Customers are expressing a strong requirement for effective tools and services to help them resolve this problem.

The Year 2000 transition represents a large market opportunity for Micro Focus. We believe our market position as a leading supplier of COBOL-based development and maintenance tools gives us unique capabilities. The millennium date problem faced by customers is too large to be addressed on an ad-hoc basis - it requires professional project management, a clear methodology, effective tools, tight schedules and clear lines of accountability. Micro Focus provides key software and services to help customers manage these aspects of Year 2000 conversions.

Since, as a Company, we believe that many requirements of a successful Year 2000 conversion effort also apply to organizations maintaining Legacy systems or making transitions to Distributed Computing, we expect to apply a similar solution strategy to our other markets. Customers who work with Micro Focus to successfully solve Year 2000 problems will have many of the tools and processes in place that will help them succeed in providing other Information Technology solutions.


DISTRIBUTED COMPUTING SOLUTIONS

A second market the Company pursues is networked computing and especially the Internet. This sector represents significant opportunities for Information Technology organizations to deliver applications which provide a business advantage and new levels of information to expanding audiences. Businesses faced with this challenge typically have significant investments in COBOL applications and COBOL programming expertise. We believe that our COBOL customers will embrace the opportunity to leverage their skills and investments with our products in this area. During 1997, Micro Focus plans to release NetExpress
(TM), an integrated set of tools for developing business applications targeted at graphical PC workstations, distributed computing environments and the Internet. NetExpress combines Micro Focus' traditional strength in the COBOL language with new rapid application development and deployment technology that can allow our customers to bring the power of the Internet and networked computing to their COBOL applications.


LEGACY SOLUTIONS

The Company's Legacy business continues to be a key asset. Micro Focus has many customers who have adopted our cost-effective application development and maintenance tools through the COBOL Workbench product line. These large-scale Information Technology organizations are able to productively develop and maintain applications targeted to run on mainframes using PC and client/server-based tools.

We plan to enhance these tools in 1997 by adding functionality specifically designed to better meet the needs of developers creating applications targeted at mainframes. Our goal with this technology is to make workstation-based development and maintenance of mainframe production applications a simpler and more efficient process and, as a result, we would expect our Legacy Solution tools and services to be adopted by an even larger group of customers.

SALES CHANNELS

Not only are we making changes to better serve our customers with products, the Company also intends to reach those markets more effectively. Micro Focus will concentrate on expanding direct sales channels and developing new ones; strengthening partnerships with key Original Equipment Manufacturers and enhancing relationships with key consulting organizations - especially those organizations specializing in providing Year 2000 solutions. Micro Focus will continue its efforts to partner successfully with our distributors throughout the world.


LOOKING FORWARD

In most of 1996, the Micro Focus Management Team focused on putting in place the organization, processes and people that will better meet the needs of customers, work more effectively with partners and provide value for shareholders. In 1997, we will focus our attention on delivering the innovative technology our customers need to make their businesses more efficient and productive. Micro Focus will work closely with its partners to provide complete solutions to the complex challenges Information Technology organizations are facing.

We began preparing to meet the challenges of the coming year by introducing a revised cost structure and re-focused research and development efforts in 1996. Ultimately, our success will depend on our most important asset - the employees of Micro Focus. We will continue to recruit and attract new talent as well as train new leaders from our current employees. We will encourage people to achieve extraordinary results. I commit that our management will use informed judgment and experience to strive to provide our shareholders with the rewards they deserve for placing their trust in us.

Sincerely,

/s/ M.A Gumucio
-----------------------
Marcelo A. Gumucio
Chief Executive Officer
March 4 1997


This Letter to Shareholders contains certain "forward-looking statements" that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in fiscal 1997 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed below in Management Discussion and Analysis under the heading "Factors that may influence future operating results" as well as those discussed elsewhere in this Annual Report. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Annual Report. For more information regarding "forward-looking statements," see "Further Information for Shareholders-Special Note on Forward-Looking Statements."

Copyright 1997 Micro Focus Ltd. Micro Focus, Visual and COBOL Workbench are registered trademarks of Micro Focus Ltd. NetExpress, Visual Object COBOL and Revolve/2000 are trademarks of Micro Focus. Other trademarks are property of their respective companies.

                      FURTHER INFORMATION FOR SHAREHOLDERS


U.S. SECURITIES LAW MATTERS

Micro Focus is required to comply with various U.S. securities laws and regulations because it has American Depository Shares registered with the U.S. Securities and Exchange Commission ("SEC") which are traded in the U.S. on The Nasdaq Stock Market.


SEC FILINGS. As a foreign private issuer in the U.S., the Company is required to make certain filings with the SEC, including periodic filings on Form 6-K and an annual report on Form 20-F.

Micro Focus is required to file with the SEC by means of Form 6-K any information that Micro Focus makes or is required to make public pursuant to the laws of the U.K., files or is required to file with the London Stock Exchange, or distributes or is required to distribute to its shareholders.

Form 20-F is similar to the annual Form 10-K filing required of U.S. public companies, except that Form 20-F makes allowances for the differences in legal and regulatory obligations applicable to non-U.S. companies. Portions of this Annual Report will be incorporated by reference into the Micro Focus' next Form 20-F. Unless a portion of this Annual Report is specifically incorporated by reference into the Form 20-F, this Annual Report is not considered to be a part of the Company's Form 20-F filing. The filing includes a general introduction to Micro Focus, and sections discussing, among other items, a description of its business, its property, its principal shareholders, the nature of the trading markets, taxation issues, information regarding its directors and officers, as well as risk factors regarding the Company.

The Company currently plans to file its next Form 20-F with the SEC in March 1997. A copy of such Form 20-F may be obtained without charge by contacting "Investor Relations" at Micro' Focus offices in either Newbury or Palo Alto listed at the back of this Annual Report.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS. Micro Focus is also subject to various U.S. securities laws and regulations relating to the disclosure of information. In particular, the Private Securities Litigation Reform Act of 1995, which became effective in the United States as of January 1, 1996 (the "Securities Litigation Reform Act"), applies to the Company and its disclosure of information and provides that the Company can be exempt from liability for making forward-looking statements if certain cautionary language is included along with such statements. This Annual Report contains certain "forward-looking statements" (as such term is defined in the rules promulgated pursuant to the U.S. Securities Act of 1933, as amended) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Such forward-looking statements are subject to the safe harbor created by the Securities Litigation Reform Act. When used in this document, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in fiscal 1997 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed below in Management Discussion and Analysis under the heading 'Factors that may influence future operating results', as well as those discussed elsewhere in this Annual Report. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Annual Report.

ELECTRONIC FILINGS. The SEC maintains a World Wide Web site located at http://www.sec.gov. that contains a searchable database of filings, reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Foreign private issuers, such as Micro Focus are not currently required to file electronically with the SEC, but may choose to do so. As of March 1997, Micro Focus began voluntarily submitting its filings electronically to the SEC.


ANNUAL GENERAL MEETING OF SHAREHOLDERS

The 1997 annual general meeting of Micro Focus Group Plc will be held at its registered office, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, UK. The full notice of this meeting will be sent to shareholders in due course.

ORDINARY SHARES

Micro Focus Group Plc's ordinary shares have been listed on the London Stock Exchange since 1983 under the symbol MICF.

Since 1992 Micro Focus Group Plc's ordinary shares have also been traded on The Nasdaq Stock Market in the United States in the form of American Depositary Shares, evidenced by American Depositary Receipts, under the symbol MIFGY.

The table below shows, in respect of each of Micro Focus' last eight fiscal quarters, the highest and lowest middle market quotation as reported in the Daily Official List of the London Stock Exchange (in respect of ordinary shares) and the highest and lowest closing sales prices as reported by the Nasdaq National Market System (in respect of American Depositary Shares).

--------------------------------------------------------------------------------
Micro Focus                    London Stock Exchange                    Nasdaq
quarters                          (in G.B. pounds)              (in US dollars)
                                 High          Low          High           Low

1995
First quarter                    8.23          7.58         13.88          11.00
Second quarter                   7.83          7.00         12.75          10.88
Third quarter                    7.90          5.73         12.75           9.25
Fourth quarter                   6.78          5.60         10.50           8.25

1996
First quarter                   13.35          5.58         19.50           8.38
Second quarter                  10.10          6.43         15.75           9.75
Third quarter                   10.40          7.00         16.13          10.50
Fourth quarter                  11.40          7.92         19.13          13.00
--------------------------------------------------------------------------------

[At the top of the left portion of the page, the capital letters "US" appear in over-sized print.]



                         FINANCIAL STATEMENTS US FORMAT


FINANCIAL STATEMENTS PREPARED IN ACCORDANCE
WITH U.S. GAAP (IN U.S. DOLLARS)


SELECTED CONSOLIDATED FINANCIAL DATA                                           8


MANAGEMENT'S DISCUSSION AND ANALYSIS                                           9


CONSOLIDATED STATEMENTS OF INCOME                                             15


CONSOLIDATED BALANCE SHEETS                                                   16


CONSOLIDATED STATEMENTS OF CASH FLOW                                          17


CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY                                                          18


NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS

 1 Significant accounting policies                                            19
 2 Acquisitions                                                               21
 3 Research and development costs                                             22
 4 Non-recurring items                                                        22
 5 Property, plant and equipment                                              22
 6 Lines of credit                                                            22
 7 Commitments                                                                23
 8 Income taxes                                                               23
 9 Business segment information                                               24
10 Employee share and retirement plans                                        24
11 Quarterly financial information (unaudited)                                26


REPORT OF THE INDEPENDENT AUDITORS                                            26

                SELECTED CONSOLIDATED FINANCIAL DATA (US FORMAT)

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of Micro Focus, expressed in U.S. dollars, set forth on pages 15 to 26 of this report.


-----------------------------------------------------------------------------------------------------------------------
In thousands of U.S. dollars        Years ended January 31:      1997       1996        1995         1994       1993
(except per share data, percentages          Annual Report:      1996       1995        1994         1993       1992
 and employees)

OPERATING RESULTS FOR THE YEAR:
Net revenue                                                    115,409     121,956     138,459      125,468     118,629
Non-recurring items *                                           (8,000)     (9,469)    (18,265)           -           -
(Loss) income before income taxes                               (8,383)    (10,536)      1,550       32,528      38,532
Net (loss) income                                              (10,508)    (10,436)     (4,860)      22,044      26,160
Net (loss) income per share                                     ($0.69)     ($0.69)     ($0.33)       $1.52       $1.80
Weighted average number of shares outstanding (thousands)       15,234      15,101      14,706       14,535      14,512

FINANCIAL POSITION AT END OF YEAR:
Cash and short-term investments                                 71,560      58,848      88,758       86,316      79,777
Total assets                                                   151,311     160,354     197,640      164,873     144,368
Long-term obligations                                               24         100         307          605       4,041
Shareholders' equity                                            88,783      97,474     115,842      112,650      90,218

FINANCIAL CONDITION:
Working capital                                                 42,578      41,231      58,122       73,027      62,688
Current ratio                                                     1.81        1.76        1.80         2.68        2.43
Return on net revenue: excluding non-recurring items *             n/a         n/a       10.0%        17.6%       22.1%
Return on average equity: excluding non-recurring items *          n/a         n/a       12.0%        28.4%       39.4%

EMPLOYEE INFORMATION:
Average number of employees                                        646         735         751          667         599
Number of employees at year-end                                    626         708         788          698         636
Net revenue per employee                                           179         166         184          188         198
-----------------------------------------------------------------------------------------------------------------------


* Details of the non-recurring items are set out in note 4 to the consolidated financial statements on page 22.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                      AND FINANCIAL CONDITION (US FORMAT)

The following discussion should be read in conjunction with the financial statements of Micro Focus Group Plc and its subsidiaries ("Micro Focus") in U.S. dollars, on pages 15 to 26. In this discussion, references to fiscal years 1996, 1995 and 1994 are to the years ended January 31 1997, 1996 and 1995 respectively.

RESULTS OF OPERATIONS

Micro Focus reported a net loss for fiscal 1996 of $10.5m and a net loss for fiscal 1995 of $10.4m. These results include non-recurring charges of $8.0m in 1996 and $9.5m in 1995.

The table below sets forth operating results as a percentage of net revenue for the three fiscal years ended January 31 1997. To further aid comparison, non-recurring items are identified separately in the table, and percentages shown against other cost categories are exclusive of non-recurring items.

---------------------------------------------------------------------------------------------------------------
                                                                PERCENTAGE OF NET REVENUE     PERCENTAGE CHANGE
                                                                                               1995        1994
                                                                 1996      1995      1994   TO 1996     TO 1995
NET REVENUE
Product revenue                                                    58        57        70        (4)        (28)
Service revenue                                                    42        43        30        (7)         26
---------------------------------------------------------------------------------------------------------------

TOTAL NET REVENUE                                                 100       100       100        (5)        (12)
---------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of product revenue                                             9        11        12       (27)        (16)
Cost of service revenue                                            16        16        12        (5)         15
Research and development                                           30        29        23        (2)          9
Sales and marketing                                                40        41        35        (7)          2
General and administrative                                          8         7         6        13           6
Non-recurring charges                                               7         8        12       n/a         n/a
---------------------------------------------------------------------------------------------------------------
TOTAL COSTS AND EXPENSES                                          110       112       100        (7)         (2)
---------------------------------------------------------------------------------------------------------------
(LOSS) FROM OPERATIONS                                            (10)      (12)        -       n/a         n/a
Interest income (net)                                               3         3         2       (21)          1
Acquisition charges                                                 -         -        (1)      n/a         n/a
---------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                                  (7)       (9)        1       (20)        n/a
Income taxes                                                       (2)        -        (5)      n/a         n/a
---------------------------------------------------------------------------------------------------------------
NET (LOSS)                                                         (9)       (9)       (4)        1         115
---------------------------------------------------------------------------------------------------------------


NET REVENUE

Micro Focus derives its net revenue from the license of software products and related support and maintenance ("direct revenue") and from the licensing of distribution rights to software products to original equipment manufacturers ("OEM revenue"). Direct revenue represented 90%, 89% and 86% of total net revenue in fiscal 1996, 1995 and 1994 respectively.

Net revenue is analyzed between product revenue, which consists of licensing of software products to end-users and OEMs, and service revenue, consisting of maintenance and other support services, including training and consulting.

Total net revenue decreased by $6.6m or 5% to $115.4m in fiscal 1996, and by $16.5m or 12% to $122.0m in fiscal 1995.

Product revenue decreased by $2.9m or 4% to $66.5m in fiscal 1996, and by $27.4m or 28% to $69.4m in fiscal 1995.

Service revenue decreased by $3.6m or 7% to $48.9m in fiscal 1996, having increased by $10.9m or 26% to $52.6m in 1995.

Net revenue by customer location was contributed as follows:

--------------------------------------------------------------------------------
FISCAL YEARS:                            1996             1995             1994
--------------------------------------------------------------------------------
United Kingdom                              9%               9%               9%
United States                              53%              55%              59%
Other                                      38%              36%              32%
--------------------------------------------------------------------------------
                                          100%             100%             100%
--------------------------------------------------------------------------------

The decrease in net revenue in fiscal 1996 arose during the first two quarters with flat sales comparisons in the second half of the year. Net revenue decreased by 10% in the United States. Non-U.S. territories showed no overall sales increase, with growth in the United Kingdom, France and Japan being offset by decreased sales to certain distributors, notably those in Italy and Brazil.

Factors contributing to the decline in net revenue in the first half of 1996 included slow conversion to 32-bit products and continuing uncertainties arising from the fundamental changes caused by the Internet. The improved performance in the second half of the year reflected increased sales of products to address the century date change or "Year 2000" problem.

In 1995 net revenue decreases were reported in the United States, and in other territories. Factors contributing to the fall in net revenue included postponed investment decisions caused by uncertainties arising from the impact of the Internet and the launch of Windows 95, and from delayed delivery of 32-bit products.

COST OF PRODUCT REVENUE

Cost of product revenue is comprised principally of the cost of product materials (including the purchase of disks and CDs, transfer of data to electronic media, and printing of manuals), packaging and distribution costs, and royalties to third party software developers for the licensing of certain add-on software products.

Excluding non-recurring items, such costs decreased by $3.7m or 27% to $10.0m in fiscal 1996 and by $2.6m or 16% to $13.7m in fiscal 1995 and represented 15%, 20% and 17% of product revenue in 1996, 1995 and 1994 respectively.

The decrease in product costs during 1996 reflected savings in product materials arising from the documentation being supplied on CD-ROM.

The decrease in 1995 reflected the decline in revenue.

COST OF SERVICE REVENUE

Cost of service revenue is comprised principally of compensation for technical support personnel, plus the costs associated with training and consulting.

Excluding non-recurring items, such costs decreased by $0.9m or 5% to $18.6m in fiscal 1996, having increased by $2.5m or 15% to $19.5m in fiscal 1995, and represented 38%, 37% and 41% of service revenue in 1996, 1995 and 1994 respectively. The decrease in 1996 reflected reductions taken to better align expenses with revenue. The increase in 1995 resulted from increases in product support for client/server and rehosting programs.

RESEARCH AND DEVELOPMENT

Research and development costs consist principally of compensation for software developers and related costs incurred, after adjusting for the proportion of such costs capitalized (in accordance with Statement of Financial Accounting Standard No. 86) and the amortization of previously capitalized software costs. Micro Focus' high level of research and development spending supports the development and enhancement of new and existing products and is consistent with the Company's strategy of investing heavily to improve and expand its product lines.

Research and development spending in 1996 was directed principally towards further development of Revolve/2000 (TM) products which address the Year 2000 problem; NetExpress (TM), a complete set of tools for developing business applications targeted at graphical PC workstations, distributed computer environments and the Internet; and tools to enhance the functionality and capability of the core legacy COBOL Workbench product line for workstation development of IBM mainframe applications.

Research and development spending in 1995 and 1994 was directed principally towards enabling Micro Focus products to operate across multiple operating systems and graphical user interfaces; development of new 32-bit products; further development of client/server solutions; object oriented programming in COBOL; and tools for downsizing from IBM mainframes.

Expenditure on internal software research and development, before capitalization, decreased by $6.9m or 19% to $30.1m in fiscal 1996, having increased by $0.8m or 2% to $37.1m in fiscal 1995 and represented 26%, 30% and 26% of net revenue in fiscal 1996, 1995 and 1994 resectively. The decrease in 1996 reflected the impact of the restructuring announced in the first quarter of 1996 (see "Non-recurring items" below).

In fiscal 1996, 1995 and 1994, $8.3m, $15.6m and $15.0m, representing 27%, 42%
and 41% of such costs, respectively, were capitalized as software product assets. Provisions for amortization in those years, excluding non-recurring items, amounted to $12.7m, $13.9m and $10.9m, resulting in a net charge to income in 1996 of $4.4m, compared to net credits of $1.7m and $4.0m in 1995 and 1994 respectively.

Total research and development costs also include restructuring costs of $3.5m and $7.0m in 1996 and

1995 (see "non-recurring items", below, and notes 3 and 4 to the consolidated financial statements on page 22).

SALES AND MARKETING

Sales and marketing costs include compensation, travel and facility costs for sales, pre-sales and marketing personnel, and publicity costs such as advertising and trade shows.

Excluding non-recurring items, such costs decreased by $3.5m or 7% to $45.9m in fiscal 1996, having increased by $1.0m or 2% to $49.4m in fiscal 1995 and represented 40%, 41% and 35% of net revenue in fiscal 1996, 1995 and 1994. The decrease in 1996 reflects the impact of the worldwide cost reductions implemented in the first quarter. The increase in 1995 was mainly in respect of increased marketing activity including advertising, seminars and user conferences.

GENERAL AND ADMINISTRATIVE

General and administrative costs include the group management, finance, legal and human resources operations of Micro Focus.

Excluding non-recurring items, such costs increased by $1.1m or 13% to $9.4m in fiscal 1996, having increased by $0.5m or 6% to $8.3m in fiscal 1995 and represented 8%, 7% and 6% of net revenue in fiscal 1996, 1995 and 1994. In 1996 general and administrative costs have increased following the strengthening of the Micro Focus management team.

NON-RECURRING ITEMS

In the first quarter of 1996 Micro Focus incurred a restructuring charge of $8.0m. The charge consisted of costs associated with a reduction in the Company's workforce of approximately 65 people, with facility closures and consolidations, and with asset write-downs. The restructuring was essentially completed during the year, but payments estimated at $2.3m remain to be paid in 1997.

Non-recurring items recorded in 1995 consisted of a charge of $10.5m for restructuring costs and a credit of $1.0m in respect of an employer loan to the Micro Focus Group Employee Benefit Trust 1994 ("the Trust").

Restructuring costs of $5.0m incurred in the first quarter of 1995, principally reflected employee terminations (including salary, benefit continuation and outplacement costs for approximately 75 employees), closure of surplus office facilities, and write-downs of related fixed assets. An additional charge of $5.5m, booked in the fourth quarter of 1995, reflected a reduction in the carrying values of software product assets in line with future revenue expectations from certain products.

In 1994 Micro Focus recorded charges of $18.3m, of which $12.8m represented the write-off of purchased research and development costs, goodwill and other charges incurred in connection with the purchase of Burl Software Laboratories, Inc. ("Burl"); and $5.5m related to other acquisitions made during that year (see Acquisitions, below).

INTEREST INCOME

Interest income represents interest earned on cash and short-term investments.

Interest income decreased by $0.7m or 21% to $2.7m in fiscal 1996, having remained constant at $3.4m in 1995 and 1994. The current decrease principally reflects lower average cash balances, and to a lesser degree, lower interest rates.

INCOME TAXES

A tax provision of $2.1m was recorded for 1996. The effective tax rate in both 1996 and 1995 was affected by the distribution of taxable profits and losses among the tax jurisdictions in which Micro Focus operates. The Company has not recognised the tax effects of operating losses in U.S. subsidiaries. In 1994 the Company expensed a non-recurring charge of $11,765,000 representing purchased research and development costs. These costs were non-deductible for tax purposes and resulted in a significant distortion of the effective tax rate in that year.

An analysis of the charge for income taxes, including an analysis of differences between the effective rate and the U.K. statutory rates, is given in note 8 to the consolidated financial statements on page 23.

ACQUISITIONS

In 1995 Micro Focus completed the agreed acquisition of Burl (see note 2 to the consolidated financial statements on page 21). The transaction had been accounted for as a purchase in 1994.

In 1994 Micro Focus acquired the intellectual property rights to certain development tools from mbp, a German subsidiary of EDS, for $5.0m and the Expert Consulting Division of The Systems Group for $1.0m.

FACTORS THAT MAY INFLUENCE FUTURE OPERATING RESULTS

Micro Focus operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section highlights some of these factors and the possible impact of these factors on future results from operations.

The factors set forth below contain certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in fiscal 1997 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those in the Letter to Shareholders above and those discussed elsewhere in this Annual Report. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Annual Report. For more information regarding forward-looking statements, see Further Information for Shareholders- Special Note on Forward-Looking Statements.

Micro Focus' future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders, product life cycles, the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of enhancements or new products, changes in the mix of distribution channels through which the Company's products are offered, purchasing patterns of distributors and retailers, quality control of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, budgeting cycles of its customers, the cancellation of licenses during the warranty period, nonrenewal of maintenance agreements, economic conditions generally or in various geographic areas, and other factors discussed in this section.

A high percentage of Micro Focus' operating expenses are fixed over the short term and if anticipated revenue does not occur or is delayed, the operating results for that quarter will be immediately and adversely affected. In addition, a substantial portion of Micro Focus' revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter. Furthermore, while the Company's business has not been subject to seasonal variations, the Company's customers tend to make product purchase decisions in the fourth quarter of a fiscal year as a result of purchase cycles related to expiration of budgetary authorizations. As a result, the Company experiences lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. The Company's revenue is also affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. Due to all of the foregoing factors, it is possible that in some future quarters Micro Focus' operating results will be below the expectations of stock market analysis and investors and that the share price would likely be materially adversely affected.

Micro Focus is in a market that is subject to rapid technological change. Micro Focus must continually adapt to that change by improving its products and introducing new products and technologies. The growth and financial performance of Micro Focus will depend upon its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends upon its ability to attract and retain qualified employees. In the past, Micro Focus has experienced delays and increased expenses in developing new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis or to attract and retain qualified employees, could materially adversely affect the Company's business, results of operations and financial condition.

Substantially all of Micro Focus' revenue is currently, and is expected to continue to be derived from products and services related to applications development in the COBOL language. As a result, Micro Focus' future operating results depend upon market acceptance of the COBOL language. Any decline in the demand for or market acceptance of the COBOL language or mainframe computers where COBOL is a as a result of competition, technological change or other factors would have a material adverse effect on Micro Focus' business, financial condition and results of operations.

The markets in which the Company competes are characterized by rapid technological change and aggressive competition. The Company believes that the principal competitive factors in the Company's markets are product performance and reliability, functionality, product quality, application portability, product enhancement, price, training, support and the quality of service offerings. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or substitute solutions including database vendors of tools and other programming languages that may be less costly or provide better performance or functionality. Some of the Company's current and prospective competitors in the products and services markets have greater financial, marketing or technical resources than Micro Focus and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can Micro Focus. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Further more, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market and, particularly, the Year 2000 professional services market.

The market price of the Company's securities has experienced significant price volatility and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry general market conditions and other factors may have a significant impact on the market price of the Company's securities. Further, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's securities.

Micro Focus is subject to the general economic climate in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see "Exchange rate fluctuations" below), longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, U.S. export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenues.

The Company markets certain of its products and services to customers for managing development and maintenance of mission-critical computer software systems. In addition, an increasing portion of the Company's business is devoted to addressing the Year 2000 problem, which affects the performance and reliability of many mission-critical systems. The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product and service liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's customer agreements may not be effective as a result of existing or future federal, state, local or foreign laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any product or service liability claims to date, the sale and support of its products and services may entail the risk of such claims, particularly in the Year 2000 market. A successful product or service liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Furthermore, the Company anticipates that demand in the Year 2000 market will decline, perhaps rapidly, following the year 2000 and the demand for the Company's Year 2000 solutions, products and services may also as a result of new technologies, competition or other factors. If this decline in demand were to occur, the Company's license revenues and professional services fees could be materially and adversely affected.

EXCHANGE RATE FLUCTUATIONS

Micro Focus prepares separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. Revenue, costs and expenses arising in currencies other than the reporting currency are translated using average exchange rates. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of Micro Focus' net revenue arises in U.S. dollars (approximately two-thirds in 1996) whereas its costs and expenses are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on Micro Focus' operating results, notably when expressed in G.B. pounds.

In 1996 and 1995 fluctuations between the U.S. dollar and the G.B. pound have not been significant, and net exchange rate gains or losses on operational transactions have been immaterial.

LIQUIDITY AND CAPITAL RESOURCES

Micro Focus continues to fund its activities through cash from operations. In 1996 cash provided by operating activities was $24.4m (1995: $13.7m).

In 1996 Micro Focus invested $3.9m (1995: $13.7m) in property, plant and equipment and $8.3m (1995: $16.0m) in software product assets. Investment in 1995 included $7.0m in the redevelopment of the Company's U.K. headquarters office in Newbury, England. In 1995 the Company also paid $6.3m in connection with the acquisition of Burl and spent $8.0m on the purchase of shares in the Company for the benefit of the Micro Focus Group Employee Benefit Trust 1994.

Net of these expenditures, cash and short-term investments increased by $12.7m to $71.6m (1995: decreased by $29.9m to $58.8m).

Micro Focus may invest a further $10.0m on capital during 1997 in connection with occupying a new U.S. facility, and on communications software and other information systems improvements.

The Company has in place a line of credit under the terms of which unsecured financing of up to $8.0m is available until December 1997. There have been no borrowings under this line of credit to date.

Micro Focus believes it is important to maintain a conservative capital structure and a strong cash position. Cash is primarily invested in liquid money market investments. The Company's investment policy is designed to minimize risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralized, although some cash is held at various subsidiaries around the world to meet local operating requirements. All cash is freely remittable.

Micro Focus believes that existing cash balances in combination with internally generated funds and its available bank lines of credit will be sufficient to meet cash requirements in 1997.

                  CONSOLIDATED STATEMENTS OF INCOME (US FORMAT)


                                                                       YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                                       JANUARY 31     JANUARY 31     JANUARY 31
In thousands of U.S. dollars (except share and per share data)               1997           1996           1995

NET REVENUE
  Product revenue                                                         $66,466        $69,399        $96,807
  Service revenue                                                          48,943         52,557         41,652
---------------------------------------------------------------------------------------------------------------
TOTAL NET REVENUE                                                         115,409        121,956        138,459
===============================================================================================================
COSTS AND EXPENSES

  Cost of product revenue                                                  10,016         13,709         16,311

  Cost of service revenue                                                  18,580         19,520         17,034

  Research and development (note 3)                                        34,544         35,337         32,299

  Sales and marketing                                                      45,884         49,429         48,456

  General and administrative                                                9,442          8,343          7,835

  Non recurring charges (note 4)                                            8,000          9,469         16,765
---------------------------------------------------------------------------------------------------------------
TOTAL COSTS AND EXPENSES                                                  126,466        135,807        138,700
===============================================================================================================
(LOSS) FROM OPERATIONS                                                    (11,057)       (13,851)          (241)

Interest income                                                             2,706          3,432          3,408

Interest expense                                                              (32)          (117)          (117)

Acquisition costs                                                               -              -         (1,500)
---------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                                          (8,383)       (10,536)         1,550
Income taxes (note 8)                                                      (2,125)           100         (6,410)
---------------------------------------------------------------------------------------------------------------
NET (LOSS)                                                               ($10,508)      ($10,436)       ($4,860)
===============================================================================================================
NET (LOSS) PER SHARE (NOTE 1)                                              ($0.69)        ($0.69)        ($0.33)
===============================================================================================================
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (THOUSANDS)                  15,234         15,101         14,706
===============================================================================================================

See accompanying notes to consolidated financial statements on pages 19 to 26.

                     CONSOLIDATED BALANCE SHEETS (US FORMAT)



In thousands of U.S. dollars (except share and per share data)                                JANUARY 31      JANUARY 31
                                                                                                  1997             1996


ASSETS
CURRENT ASSETS:
  Cash and short-term investments                                                             $ 71,560        $ 58,848
  Accounts receivable, net of allowance for doubtful accounts of $1,066 ($645 in 1995)          20,275          30,975
  Inventories                                                                                      774           2,573
  Prepaid expenses and other assets                                                              2,490           3,379
----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                            95,099          95,775
======================================================================================================================
  Property, plant and equipment, net (note 5)                                                   32,868          37,615
  Software product assets, net of accumulated amortization of $95,402 ($79,968 in 1995)         23,344          26,964
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                  $151,311        $160,354
======================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                                                            $  4,886        $  8,038
  Product and royalties payable                                                                    963             977
  Accrued employee compensation and commissions                                                  5,811           6,733
  Accrued payroll taxes                                                                            838             676
  Capital leases (note 7)                                                                          109             224
  Income taxes payable                                                                           4,142           3,022
  Deferred revenue                                                                              26,635          29,686
  Other current liabilities                                                                      9,137           5,188
----------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                       52,521          54,544
======================================================================================================================
  Capital leases (note 7)                                                                           24             100
  Deferred income taxes (note 8)                                                                 9,983           8,236
----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                               62,528          62,880
======================================================================================================================
Commitments (note 7)
Shareholders' equity:
  Ordinary shares: 10 pence (G.B.) par value, 22,500,000 shares authorized,
  15,168,000 shares issued and outstanding (15,144,000 in 1995)                                  2,389           2,386
  Additional paid-in capital                                                                    27,468          27,257
  Treasury stock                                                                                (8,959)         (8,959)
  Retained earnings                                                                             70,276          80,784
  Currency translation adjustment                                                               (2,391)         (3,994)
----------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                      88,783          97,474
======================================================================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                    $151,311        $160,354
======================================================================================================================


See accompanying notes to consolidated financial statements on pages 19 to 26.

                CONSOLIDATED STATEMENTS OF CASH FLOW (US FORMAT)


In thousands of U.S. dollars
---------------------------------------------------------------------------------------------------------------
                                                                          YEAR ENDED   YEAR ENDED    YEAR ENDED
                                                                           JANUARY 31   JANUARY 31   JANUARY 31
                                                                                 1997         1996         1995

OPERATING ACTIVITIES
  Net (loss)                                                                   ($10,508)    ($10,436)     ($4,860)
  Adjustments to reconcile net (loss) to cash provided by operations
      Depreciation of fixed assets                                                8,931        9,759        6,654
      Amortization of software product assets                                    12,690       19,862       10,929
      Loss on sale of fixed assets                                                  528        107             16
      Amortization of goodwill                                                        -            -          500
      Purchased in-process technology                                                 -            -       11,265
      Other acquisition costs                                                         -            -        1,500
         Deferred income taxes                                                    1,374         (374)         589

  Changes in operating assets and liabilities:
      Decrease in accounts receivable                                            10,663        3,952        2,803
      Decrease (increase) in inventories                                          1,895          185         (520)
      Decrease in prepaid expenses and other assets                               1,041          202        2,007
      (Decrease) increase in accounts payable                                    (3,130)       1,005          379
      (Decrease) increase in product royalties payable                              (18)         312         (274)
      (Decrease) increase in accrued employee
            compensation and commissions payable                                   (890)        (908)       1,664
      Increase (decrease) in accrued payroll taxes                                  158         (105)        (838)
      Increase (decrease) in income taxes payable                                   690       (4,266)      (5,104)
      (Decrease) increase in deferred revenue                                    (2,958)      (4,141)       5,303
      Increase (decrease) in other current liabilities                            3,890       (1,477)       3,037
-----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                        24,356       13,677       35,050
=================================================================================================================
INVESTING ACTIVITIES
  Purchases of property, plant and equipment,
    net of capital lease obligations incurred                                    (3,887)     (13,726)     (18,660)
  Software product assets                                                        (8,261)     (15,989)     (15,477)
  Own shares                                                                         -        (7,954)         -
  Settlement of deferred purchase consideration                                      -        (6,252)         -
  Disposals of property, plant and equipment                                        899          472          232
  Short-term investments                                                             -           -         51,227
-----------------------------------------------------------------------------------------------------------------
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES                                (11,249)     (43,449)      17,322
=================================================================================================================
FINANCING ACTIVITIES
  Issuance of ordinary shares, net of expenses                                      215          446          336
  Repayment of capital leases                                                      (233)        (467)        (481)
-----------------------------------------------------------------------------------------------------------------
NET CASH (USED) BY FINANCING ACTIVITIES                                             (18)         (21)        (145)
=================================================================================================================
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                            (377)        (117)       1,382
-----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                      12,712      (29,910)      53,609
Cash at beginning of year                                                        58,848       88,758       35,149
-----------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                             $71,560      $58,848      $88,758
=================================================================================================================
Supplemental disclosure of cash flow information:
  Income taxes paid during the year                                                  61        4,569       10,925
  Interest paid during the year                                                      32          117          117
=================================================================================================================


See accompanying notes to consolidated financial statements on pages 19 to 26.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (US FORMAT)


In thousands of U.S. dollars
------------------------------------------------------------------------------------------------------------------------------------

                                            ORDINARY  ADDITIONAL                 DEFERRED                         CURRENCY
                                   NUMBER     SHARES     PAID-IN  TREASURY       PURCHASE     OTHER  RETAINED  TRANSLATION
                                OF SHARES     AMOUNT     CAPITAL     STOCK  CONSIDERATION  RESERVES  EARNINGS   ADJUSTMENT     TOTAL
BALANCE, JANUARY 31 1994           14,217     $2,238     $19,235       -           -        ($29)    $96,109    ($4,903)   $112,650
Share options exercised               147         22         314       -           -         -           -          -           336
Transfer between reserves             -          -           -         -           -          29         (29)       -             -
Agreed acquisition of Burl            -          -           -         -         5,311       -           -          -         5,311
Net loss                              -          -           -         -           -         -        (4,860)       -        (4,860)
Currency translation adjustment       -          -           -         -           -         -           -        2,405       2,405
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31 1995           14,364      2,260      19,549       -         5,311       -        91,220     (2,498)    115,842
Share options exercised               115         19         474       -           -         -           -          -           493
Agreed acquisition of Burl            665        107       7,234       -        (5,311)      -           -          -         2,030
Treasury stock                        -          -           -      (8,959)        -         -           -          -        (8,959)
Net loss                              -          -           -         -           -         -       (10,436)       -       (10,436)
Currency translation adjustment       -          -           -         -           -         -           -       (1,496)     (1,496)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31 1996           15,144      2,386      27,257    (8,959)        -         -        80,784     (3,994)     97,474
Share options exercised                24          3         211       -           -         -           -          -           214
Net loss                              -          -           -         -           -         -       (10,508)       -       (10,508)
Currency translation adjustment       -          -           -         -           -         -           -        1,603       1,603
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31 1997           15,168     $2,389     $27,468   ($8,959)        -         -       $70,276    ($2,391)    $88,783
====================================================================================================================================




See accompanying notes to consolidated financial statements on pages 19 to 26.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (US FORMAT)


The statutory financial statements of Micro Focus, within the meaning of section 240 of the Companies Act 1985 of Great Britain, for the year ended January 31 1997 are contained on pages 40 to 55.


NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

To enable the reader to see immediately any information provided in addition to the common policy statements, the text of this note and the corresponding note 1 to the U.K. format financial statements on page 46 is italicized where the text is identical.


NATURE OF OPERATIONS

Micro Focus designs and develops computer software products. Approximately 90% of its revenue is derived from the sale of software product licenses and related support and maintenance to end users. The remaining 10% is derived from the licensing of distribution rights to software products to original equipment manufacturers.

Product licenses are sold and supported in more than 60 countries. The principal market is the United States, which accounts for approximately 55% of revenue. Approximately 30% of revenue is derived from customers in Europe and approximately 10% is earned in the Pacific Rim.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements are those of Micro Focus Group Plc and all of its subsidiaries ("Micro Focus"). They have been prepared under the historical cost convention and in accordance with U.S. generally accepted accounting principles ("GAAP"), which, as applied by Micro Focus, do not differ in any significant respect from U.K. GAAP, except with regard to the treatment of acquisitions and goodwill and the presentation of certain items in the financial statements. All significant inter-company balances and transactions have been eliminated on consolidation.

In accordance with industry trends, the Company has revised the presentation of accounts receivable and deferred income for all years presented. This revision, in essence a reclassification, has not affected the results of operations or financial position of the Company.

REVENUE RECOGNITION

Net revenue represents the amounts derived from the provision of goods and services which fall within Micro Focus' ordinary activities, stated net of applicable taxes.

Revenue from sales of software packaged products to end users and resellers is recognized when the product is delivered.

Revenue from sales to original equipment manufacturers ("OEMs") under non-cancelable license agreements generally provide for development fees and initial license fees, which are recognized at the later of (a) the date product is delivered to the OEM and (b) the date payment becomes due within twelve months and (c) the date of receipt of monies if collection cannot be assessed with reasonable assurance. When sales by the OEM exceed the initial license fee commitment, revenue is recognized as unit shipments are reported by the OEM.

Revenue from maintenance agreements is recognized pro-rata over the life of the agreement corresponding to notional delivery of the service.


SOFTWARE PRODUCT ASSETS (CAPITALIZED SOFTWARE DEVELOPMENT COSTS)

Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off as research and development costs. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, further development costs incurred are capitalized as software product assets, in compliance with Statement of Financial Accounting Standards No. 86 ("SFAS 86") "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed".

Software purchased for inclusion in the Micro Focus product set, including software acquired on acquisitions, which meets the provisions for capitalizations under SFAS 86, is also included in software product assets.

During the years ended January 31 1997, 1996 and 1995 purchased software, totaling $nil, $350,000 and $843,000 respectively, was added to software product assets.

Software product assets are amortized using the straight line method over the estimated economic life of the products, which in most cases is assumed to be four years. Where market expectations dictate, amortization is accelerated.

Amortization of software product assets is included in research and development costs.


GOODWILL

Goodwill represents the excess of the amount paid on the acquisition of a business over the aggregate fair value of the net assets acquired. Goodwill arising on a purchase is capitalized as an intangible fixed asset and amortized over its estimated useful life.

The estimated lives will depend on the length of the future period expected to benefit from the purchase. Where there is doubt over expected future benefits, amortization is accelerated.


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:



Office buildings                                        40 years

Leasehold improvements                       over the lease term

Computer equipment                                   3 - 5 years

Office equipment                                         7 years

Transportation equipment                             3 - 4 years


LEASING

Leases which transfer substantially all the benefits and risks of ownership of an asset to Micro Focus are capitalized as fixed assets. The amount capitalized is that sum for which the leased asset could be purchased at the start of the lease, this sum also being treated as a liability.

Depreciation on such leased assets is provided at rates calculated to write off the capitalized cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between finance charges (computed on the basis of implicit interest rates) and a reduction in the original liability.

Rentals paid under operating leases are expensed on a straight line basis over the term of the lease.


INCOME TAXES

The provision for income taxes includes U.S., U.K. and other income taxes currently payable and those deferred because of timing differences between financial and tax reporting.


INVENTORIES

Inventories, consisting principally of diskettes and technical manuals, are stated at the lower of cost or market, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancelable license agreements prior to delivery, are included in inventories and expensed when the related revenue is recognized.


CASH AND SHORT-TERM INVESTMENTS

Cash includes cash equivalents which represent cash placed on short-term deposit where the maturity date is less than three months from the initial date of deposit.

Short-term investments represents cash placed on deposit where the maturity date is between three and twelve months from the initial date of deposit.


TRANSLATION OF FOREIGN CURRENCIES

Micro Focus' policy on foreign currency translation complies with SFAS 52 "Foreign Currency Translation".

Assets and liabilities denominated in currencies other than U.S. dollars are translated at exchange rates in effect at the balance sheet date. Closing U.S. dollar to G.B. pound rates at January 31 1997, 1996 and 1995 were $1 = GBP 0.625, $1 = GBP 0.662 and $1 = GBP 0.629 respectively. Revenue, costs and expenses are translated using average rates. Monthly average U.S. dollar to G.B. pound rates used during 1996 range between $1 = GBP 0.585 and $1 = GBP 0.667, and average $1 = GBP 0.633 (1995: $1 = GBP 0.634; 1994: $1 = GBP 0.648).
Translation adjustments resulting from the process of translating financial statements denominated in currencies other than U.S. dollars are dealt with separately in stockholders' equity.

NET (LOSS) PER SHARE

Net (loss) per share is based on net (loss) and on the weighted average number of ordinary shares outstanding during the period, including common share equivalents, represented by shares issuable upon exercise of share options. The computation assumes the proceeds from the exercise of share options are used to repurchase the Company's ordinary shares at their average market price during each period. In 1994 and 1995 common stock equivalents were antidilutive and therefore excluded from the computation.

Pro-forma net (loss) per share calculated on the fair-value-based method is disclosed in accordance with SFAS 123 (see "Stock based compensation", below).


USE OF ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject Micro Focus to concentrations of credit risk consist principally of short-term investments and trade receivables. Micro Focus places its short-term investments only in financial high quality instruments and, by policy, limits the amounts invested with any one issuer. Concentrations of credit risk with respect to trade receivables are limited due to the large, widespread customer base which encompasses many different industries and countries. No single customer represented more than 10% of Micro Focus' revenue in 1996, 1995 and 1994.


OTHER RISKS AND UNCERTAINTIES

Micro Focus' policy is to amortize capitalized software using the straight-line method over the remaining estimated economic life of the product. In the event that the remaining estimated economic life of a product is judged to be reduced significantly, the carrying amount of such capitalized software costs would be reduced.


STOCK BASED COMPENSATION

The Company grants share options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for share option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognizes no compensation expense for the share option grants.

Financial Accounting Board Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") was issued in October 1995 and is effective for fiscal 1996. As set out in note 10 the Company has elected to apply the disclosure provisions of the standard and has therefore added pro forma disclosures of net income and earnings per share as if the fair-value-based method had been applied.


NOTE 2  ACQUISITIONS

There were no acquisitions in 1996.

In May 1995 Micro Focus completed the agreed acquisition of Burl Software Laboratories, Inc. for a total of $13,500,000, which was satisfied by the issue of 664,979 ordinary shares and the payment of $6,251,000 in cash. The acquisition was accounted for as a purchase.

In 1994 Micro Focus acquired the Expert Consulting Division of The Systems Group, a consultancy business based in Massachusetts. In addition, the intellectual property rights to certain development tools were purchased from mbp Softwareentwickslungs GmbH, a German subsidiary of EDS, a U.S. corporation, at a cost of $5,000,000.

NOTE 3  RESEARCH AND DEVELOPMENT COSTS


----------------------------------------------------------------------
(in thousands)                            1996      1995        1994
Research and development costs,
  before capitalization                 $30,126    $37,059     $36,243
Costs capitalized as software
  product assets                         (8,272)   (15,639)    (14,977)
Amortization of capitalized costs        12,690     13,917      10,929
Previously deferred costs expensed
  on contract completion                                           104
----------------------------------------------------------------------
                                        $34,544    $35,337     $32,299
======================================================================



NOTE 4  NON-RECURRING ITEMS

Non-recurring items recorded in 1996 represent a charge of $8,000,000 for restructuring costs. The charge consists of the costs associated with a reduction in the Company's workforce of approximately 65 people, with facility closures and consolidations, and with asset write-downs. The restructuring was essentially completed during the year, but payments estimated at $2,300,000 remain to be paid in 1997.

Non-recurring items recorded in 1995 consist of a charge of $10,502,000 for restructuring costs and a credit of $1,033,000 in respect of an employer loan to the Micro Focus Group Employee Benefit Trust 1994.

Restructuring costs of $5,031,000 incurred in the first quarter of 1995 related to employee terminations, closure of surplus office facilities, and fixed asset write-downs. Additional asset write-downs of $5,471,000 booked in the fourth quarter of 1995 were primarily the result of a review into the carrying value of software product assets.

In 1994 Micro Focus recorded a charge of $18,265,000 related to acquisitions made during that year. This charge included $12,765,000 representing the write-off of purchased research and development costs, goodwill and other charges incurred in connection with the purchase of Burl Software Laboratories, Inc.; and $5,000,000 of intellectual property rights acquired from mbp.



NOTE 5  PROPERTY, PLANT AND EQUIPMENT

--------------------------------------------------------------------
(in thousands)                                  1996          1995

Land and buildings                           $ 21,690       $ 19,845
Leasehold improvements                          1,343          2,994
Computer and communications
  equipment & software                         38,328         37,772
Office equipment                                7,503          7,326
Transportation equipment                          467            897
--------------------------------------------------------------------
Property, plant and equipment - at cost        69,331         68,834
Less: accumulated depreciation
  and amortization                            (36,463)       (31,219)
--------------------------------------------------------------------
Property, plant and equipment - net          $ 32,868       $ 37,615
====================================================================


The above figures include assets under capital leases as follows:

-------------------------------------------------------
Cost                                     $200      $564
Less: accumulated depreciation
  and amortization                       (105)     (249)
-------------------------------------------------------
                                          $95      $315
=======================================================


During the years ended January 31 1997, 1996 and 1995 depreciation expense, including depreciation on leased assets, totalled $8,931,000, $9,759,000 and $6,654,000 respectively.


NOTE 6  LINES OF CREDIT

Micro Focus has in place a line of credit under the terms of which financing is available until December 1997, either in G.B. pounds or such other currency as Micro Focus may determine, of up to the equivalent of GBP 5,000,000 ($8,000,000 at January 31 1997). Any borrowings under this line of credit will bear interest at 1% above the London Interbank Offered Rate (LIBOR) and would be unsecured. There have been no borrowings under this line of credit to date.

NOTE 7  COMMITMENTS

Micro Focus has entered into both capital and operating leases. The capital leases are principally for transportation equipment. The operating leases are for buildings, furniture and equipment and generally contain renewal options at rates which approximate the anticipated market rate at expiration. In most cases, it is expected that the operating leases will be renewed or replaced by other leases in the normal course of business.

Minimum rental payments due under the leases described above are as follows:

----------------------------------------------------------
(in thousands)                        Capital    Operating
Years ended January 31                 Leases      Leases
1998                                   $113        $2,741
1999                                     24         1,983
2000                                      -         1,663
2001                                      -         1,483
2002                                      -         1,447
Thereafter                                -         7,509
----------------------------------------------------------
Total minimum lease payments            137        16,826
Less: amount representing interest       (4)
----------------------------------------------------------
Present value of net minimum
lease payments                         $133
----------------------------------------------------------

During the years ended January 31 1997, 1996 and 1995 rent expense totalled $4,006,000, $4,809,000 and $4,726,000 respectively.

NOTE 8  INCOME TAXES

Income taxes consist of:

----------------------------------------------------------
(in thousands)               1996        1995        1994
Current:  U.K               $  375       $ 210      $3,045
          U.S. federal           6         297         181
          U.S. state             1          (3)        116
          Other                369        (230)      2,402
----------------------------------------------------------
                               751         274       5,744
==========================================================
Deferred: U.K                1,489        (235)      1,617
          U.S. federal        (115)       (113)       (956)
          U.S. state            --         (26)          5
----------------------------------------------------------
                             1,374        (374)        666
==========================================================
Total:                      $2,125       $(100)     $6,410
==========================================================


Deferred taxes result from timing differences in the recognition of revenues and expenses for tax and financial statement purposes. The sources of these differences and the tax effect of each were as follows:

------------------------------------------------------------------
in thousands                              1996      1995      1994
Software development costs and other     $1,571    ($620)     $907
Depreciation and amortization              (197)     246      (241)
------------------------------------------------------------------
                                         $1,374    ($374)     $666
==================================================================

Micro Focus has not recognized the tax effects of operating losses in U.S. subsidiaries. The following table analyses the differences between the U.K. tax rate and the effective tax rate:


-------------------------------------------------------------------------
                                                  1996     1995      1994

U.K. statutory tax rate                           33.0%    33.0%     33.0%
Tax effect of earnings of foreign subsidiaries   (37.3)     7.2       2.8
Permanent differences and other items            (21.0)   (39.2)     (3.5)
Non-recurring charges                                -        -     381.2
-------------------------------------------------------------------------
Effective tax rate                               (25.3%)    1.0%    413.5%
=========================================================================


In 1994 the Company expensed non-recurring charges of $16,765,000. These charges reduced income before income taxes by 92% from $18,315,000 to GBP 1,550,000 and, since a significant proportion of these charges were non deductable for tax purposes, increased the effective tax rate from 32.3% to 413.5%

Deferred income taxes, all of which are non-current, are as follows:

-----------------------------------------------------------
(in thousands)                             1996       1995

Software development costs and other      $9,712     $7,768
Depreciation and amortization                271        468
-----------------------------------------------------------
                                          $9,983     $8,236
===========================================================


Deferred tax relative to the different tax jurisdictions is as follows:


---------------------------------------------------------
(in thousands)                           1996       1995

U.K.                                   $9,983      $8,121
U.S.                                        -         115
---------------------------------------------------------
                                       $9,983      $8,236
=========================================================

NOTE 9  BUSINESS SEGMENT INFORMATION

Micro Focus operates in one business segment - the development and marketing of computer software products. The following table analyzes worldwide operations by geographical segment, based on the location of Micro Focus facilities.

----------------------------------------------------------------
                               1996          1995          1994

Revenue:
  United States            $  67,388     $  78,118     $  90,065
  United Kingdom              53,859        53,578        55,310
  Europe (excluding U.K.      32,866        32,125        38,856
  Other                        3,048         2,051         2,119
----------------------------------------------------------------
                             157,161       165,872       186,350

Inter-segment revenue:
  United States               (5,470)       (7,498)       (4,261)
  United Kingdom             (25,217)      (26,369)      (23,993)
  Europe (excluding U.K.)    (10,331)       (8,708)      (18,154)
  Other                         (734)       (1,341)       (1,483)
----------------------------------------------------------------
Total net revenue            115,409       121,956       138,459
================================================================
Income from operations:
  United States               (7,522)       (7,278)      (14,431)
  United Kingdom              (3,789)        1,913         8,980
  Europe (excluding U.K.)       (441)       (7,760)        6,523
  Other                          695          (726)       (1,313)
----------------------------------------------------------------
                             (11,057)      (13,851)         (241)
================================================================
Total assets:
  United States               18,246        36,041        47,289
  United Kingdom               70,11        59,506        64,622
  Europe (excluding U.K.)     62,305        64,120        84,680
  Other                          646           687         1,049
----------------------------------------------------------------
                           $ 151,311       $160,35     $ 197,640
================================================================



Inter-segment revenue principally represents license fees and sub-contracted development charges between locations.


NOTE 10  EMPLOYEE STOCK AND RETIREMENT PLANS

SHARE OPTION PLANS

Micro Focus operates two plans both of which provide for the grant of share options to acquire shares to all persons who devote substantially all their working time to Micro Focus and such other eligible persons as the Board may determine. The terms and exercise prices of options issued under these plans are determined at the time the options are granted. Unexercised options lapse when the optionholder ceases to be employed by Micro Focus or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

The Micro Focus Share Option Plan ("the Plan") was established in 1984. It meets the terms and conditions required by the U.S. Internal Revenue Code in order that the options will qualify as Incentive Stock Options, and as required by the U.K. Inland Revenue in order to qualify as an approved Company Share Option Plan. Options issued under the Plan are generally exercisable in five equal cumulative annual instalments commencing one year after the date of grant.

At January 31 1997 1,769,342 options were issued and outstanding under the Plan, and a further 427,911 had been approved for grant by shareholders of the Company but were currently unissued.

In 1994 Micro Focus established a discretionary employee benefit trust, the Micro Focus Group Employee Benefit Trust 1994 ("the Trust"), the purpose of which is to further Micro Focus' policy of encouraging share ownership by its employees. Under the terms of the Trust, Micro Focus Trustees Limited ("MFTL") is permitted to acquire ordinary shares of Micro Focus Group Plc and to issue options over those shares to directors and employees.

In 1995 MFTL purchased 915,216 shares in the Company and granted options on 530,700 of these shares at a price of GBP 6.97 (G.B. pounds) per share. Under the terms of the grant these options vest, and therefore become exercisable, in five equal annual instalments only on the achievement by Micro Focus of certain predetermined annual earnings per share targets in respect of each of the financial years ended January 31 1996 to January 31 2000. In March 1996 one-fifth of the options lapsed when the announcement of financial results for the year ended January 31 1996 indicated that the target in respect of that year had not been achieved. In April 1996 376,840 of the remaining options were exchanged for 282,630 new options, issued at a price of GBP 6.85 (G.B. pounds) per share. These new options are exercisable in five equal cumulative annual instalments commencing one year after the date of grant.

At January 31 1997 693,690 of the options issued by MFTL in 1995 and 1996 were outstanding. A further 32,000 shares over which options had been granted prior to their acquisition by MFTL remained outstanding at January 31 1997 at prices between GBP 6.05 and GBP 14.98 (G.B. pounds). The remaining 189,526 shares were available for the grant of further options. Options issued by the Trust do not qualify as Incentive Stock Options (for U.S. taxation purposes), nor does the plan qualify as an approved Company Share Option Plan (for U.K. taxation purposes).

The shares held by the Trust are shown in the Balance Sheet as Treasury Stock within Shareholders' Equity.

Share option activity under the plans was as follows:

-------------------------------------------------------------
                                                  Option price
                                   Number           per share
                                 of shares      (in G.B. pounds)

Outstanding, January 31 1994     1,310,176         0.92-28.83
Options granted                    608,416         8.16-16.38
Options exercised                 (148,206)        0.92-7.63
Options cancelled                  (41,512)        2.20-28.83
-------------------------------------------------------------
Outstanding, January 31 1995     1,728,874         0.92-28.83
Options granted                    603,795         5.65-8.20
Options exercised                 (114,865)        2.20-5.42
Options cancelled                 (159,035)        2.20-28.83
-------------------------------------------------------------
Outstanding, January 31 1996     2,058,769         5.42-28.83
Options granted                  2,300,830         5.83-9.60
Options exercised                  (24,156)        5.42-9.66
Options cancelled               (1,840,411)        5.42-28.83
-------------------------------------------------------------
Outstanding, January 31 1997     2,495,032         5.42-21.61
-------------------------------------------------------------

The following tables summarize information about share options outstanding at January 31 1997:

Options outstanding:

------------------------------------------------------------------
Ranges of               Number       Weighted          Weighted
exercise prices    outstanding        average          average
(in G.B. pounds)    at January    contractual life   exercise price
                       31 1997        (months)      (in G.B. pounds)
5.42-7.50            1,748,302           110                   6.83
7.51-10.00             525,340           113                   8.45
10.01-21.61            221,390           101                  15.36
--------------------------------------------------------------------
                     2,495,032           110                  7.93
--------------------------------------------------------------------

Options exercisable:


----------------------------------------------------------
Ranges of                        Number      Weighted
exercise prices             exercisable       average
(in G.B. pounds)             at January    exercise price
                                31 1997   (in G.B. pounds)
5.42-7.50                        45,502               5.58
7.51-10.00                        7,644               8.18
10.01-21.61                     114,916              15.48
----------------------------------------------------------
                                168,062              12.47
----------------------------------------------------------


As stated in note 1, the Company has elected to follow APB 25 and related Interpretations in accounting for its employee share options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee share options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995: risk free interest rate based on Treasury Strip, No Principal from the Wall Street Journal for maturity of six years, based on the date of grant, dividend yields of 0%, volatility factors of the expected market price of 0.378 and an average expected life of the option of six years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are transferable. In addition, the option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net loss was $11,779,000 and $10,639,000 and pro forma loss per share was $0.77 and $0.70 in fiscal 1996 and 1995 respectively.

The effects on net loss and loss per share are not likely to be representative of the effects on reported net income for future years since 1995 reflects expense for only one year's vesting.


RETIREMENT PLANS

Micro Focus has entered into arrangements to provide pensions for its employees on a defined contribution basis. Contributions, which are independently administered by insurance companies and other financial institutions, are expensed in the year in which they become payable.

In the United States, Micro Focus' plan qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, Micro Focus matches contributions made by participating employees up to certain predetermined thresholds. Arrangements for employees in other countries have been established on similar bases, subject to local conditions and practices in the countries concerned.

In the years ended January 31 1997, 1996 and 1995 contributions totalling $690,000, $949,000 and $1,086,000 respectively have been expensed.

NOTE 11 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for the two years ended January 31 1997 is as follows:



In thousands (except per share data)
-------------------------------------------------------------------------------------------------
                                  First        Second        Third        Fourth
                                 quarter      quarter       quarter       quarter        Year
-------------------------------------------------------------------------------------------------
Year ended January 31 1997:
Net revenue                       24,169        28,088        28,285        34,867        115,409
Restructuring charges             (8,000)           --            --            --         (8,000)
Operating (loss) income          (13,747)       (1,963)        1,101         3,552        (11,057)
Net (loss) income                (13,096)       (1,207)        1,080         2,715        (10,508)
Net (loss) income per share       ($0.86)       ($0.08)        $0.07         $0.18         ($0.69)
-------------------------------------------------------------------------------------------------
Year ended January 31 1996:
Net revenue                       28,683        30,147        27,841        35,285        121,956
Restructuring charges             (5,031)         --            --          (5,471)       (10,502)
Operating (loss) income           (9,883)          776        (1,200)       (3,544)       (13,851)
Net (loss) income                 (8,279)          984)         (516)       (2,625)       (10,436)
Net (loss) income per share       ($0.55)        $0.07        ($0.03)       ($0.17)        ($0.69)
-------------------------------------------------------------------------------------------------



REPORT OF THE INDEPENDENT AUDITORS (US FORMAT)


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MICRO FOCUS GROUP Plc

We have audited the consolidated balance sheets of Micro Focus Group Plc and subsidiaries as of January 31 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31 1997 on pages 15 to 25. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Micro Focus Group Plc and subsidiaries at January 31 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31 1997 in conformity with United States generally accepted accounting principles.

Ernst & Young
Chartered Accountants
Registered Auditor
Reading, England
March 6 1997

[At the top of the left portion of the page, the capital letters "UK" appear in over-sized print.]


                         FINANCIAL STATEMENTS UK FORMAT


FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH U.K.
ACCOUNTING PRINCIPLES (IN GB POUNDS)


DIRECTORS' REPORT                                                      28
------------------------------------------------------------------------
EXECUTIVE REMUNERATION COMMITTEE'S REPORT                              31
-------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA                                   34
-------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS                                   35
-------------------------------------------------------------------------
CONSOLIDATED PROFIT AND LOSS ACCOUNT                                   40
-------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET                                             41
-------------------------------------------------------------------------
CONSOLIDATED CASH FLOW STATEMENT                                       42
-------------------------------------------------------------------------
NOTES TO CONSOLIDATED CASH FLOW STATEMENT                              43
-------------------------------------------------------------------------
COMPANY BALANCE SHEET                                                  44
-------------------------------------------------------------------------
STATEMENT OF TOTAL RECOGNISED GAINS
  AND LOSSES                                                           45
-------------------------------------------------------------------------
MOVEMENT IN SHAREHOLDERS' FUNDS                                        45
-------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS

 1  Significant accounting policies                                    46
 2  Revenue (turnover)                                                 48
 3  Research and development costs                                     48
 4  Operating (loss)/profit                                            48
 5  Directors and employees                                            49
 6  Interest expense                                                   49
 7  Exceptional items                                                  49
 8  Taxation                                                           50
 9 (Loss)/earnings per share                                           50
10  Intangible fixed assets                                            50
11  Tangible fixed assets                                              51
12  Investments                                                        51
13  Stocks                                                             52
14  Debtors                                                            52
15  Creditors: amounts falling due within one year                     52
16  Creditors: amounts falling due after more than one year            53
17  Lease commitments                                                  53
18  Deferred taxation                                                  53
19  Capital commitments                                                53
20  Segmental information                                              54
21  Share option plans                                                 54
-------------------------------------------------------------------------
STATEMENT OF DIRECTORS' RESPONSIBILITIES                               56
-------------------------------------------------------------------------
REPORT OF THE AUDITORS                                                 56
-------------------------------------------------------------------------

                          DIRECTORS' REPORT (UK FORMAT)

The directors of Micro Focus Group Plc ("the Company") present their Report together with the audited financial statements of the Company and its subsidiary undertakings ("Micro Focus") for the year ended January 31 1997.


PRINCIPAL ACTIVITIES

The principal activities of Micro Focus are the design, development and marketing of compilers and programmer productivity tools for the development and deployment of business applications across a wide range of computer equipment from personal computer workstations to mainframe computers.


TRADING RESULTS

The table below summarises the trading results as disclosed in the consolidated profit and loss account.

------------------------------------------------------------------------
(In thousands of G.B. pounds)               1996      1995         1994
------------------------------------------------------------------------
Revenue                                    73,089     77,258      89,885
(Loss)/profit before taxation              (5,809)    (6,542)      8,723
(Loss)/profit after taxation               (7,281)    (6,470)      4,590
------------------------------------------------------------------------

(Loss)/profit before taxation is after charging exceptional items amounting to GBP 5,195,000 (1995: GBP 6,001,000) details of which are set out in note 7 to the financial statements on page 49.

DIVIDEND

Following customary practice the directors will not be recommending payment of a dividend.


DIRECTORS' RESPONSIBILITIES

A statement of the directors' responsibilities in respect of the financial statements is set out on page 56.


FUTURE PROSPECTS

A review of the business and an indication of future prospects is given in the Letter to Shareholders on pages 2 to 5.

RESEARCH AND DEVELOPMENT

Micro Focus has a continuing commitment to a high level of investment in research and development. An indication of product development activity is given in the Letter to Shareholders. Research and development costs are summarised in note 3 to the financial statements on page 48.

DIRECTORS

The directors who served throughout the year are as follows:

Non-executive directors:
         J. Michael Gullard, Chairman
         Harold Hughes, Deputy Chairman

Executive directors:
         Marcelo Gumucio, Chief Executive Officer
         Paul Adams
         Ron Forbes

In addition, Brian Reynolds and Paul O'Grady served as directors until their resignations on March 24 1996 and April 1 1996 respectively.

J. Michael Gullard was appointed a non-executive director in May 1995 and was elected Chairman in March 1996. He is General Partner of Cornerstone Management, a California, USA-based venture capital organisation. He is a U.S. resident.

Harold Hughes, who was appointed a non-executive director in December 1993, is also a U.S. resident. He is currently Vice-President of Planning and Logistics at Intel Corporation.

Marcelo Gumucio, who became a non-executive director in January 1996, was appointed Chief Executive Officer on April 1 1996.

J. Michael Gullard and Paul Adams will retire by rotation at the 1997 annual general meeting and, being eligible, will offer themselves for re-election. Neither Mr. Gullard nor Mr. Adams has a service contract with the Company.

The directors' interests in the share capital of the Company are set out in the Executive Remuneration Committee's Report on page 33. The directors also hold options to acquire ordinary shares in the Company under the Micro Focus share option plans. A table showing the options held by each director, together with those granted and those which have lapsed during the year, is also set out in the Executive Remuneration Committee's Report.

SUBSTANTIAL SHAREHOLDERS

The following interests of 3% or more in the issued share capital of the Company have been reported as at February 14 1997:

----------------------------------------------------------------------------
                                              Ordinary            Percentage
                                            shares held             holding

Fidelity Corporation                         1,583,875               10.4%
The Prudential Corporation Group             1,493,099                9.8%
Pioneering Management                        1,471,000                9.7%
Micro Focus Trustees Limited                   915,216                6.0%
Paul O'Grady                                   824,588                5.4%
Brian Reynolds                                 775,000                5.1%
----------------------------------------------------------------------------


At February 14 1997 the Bank of New York acting as Depositary Bank held approximately 18.8% of the Company's shares in respect of which American Depositary Receipts ("ADRs") have been issued. The ADRs are traded in the United States on the Nasdaq Stock Market. Certain of the holdings reported above are held in the form of ADRs.

FINANCIAL ASPECTS OF CORPORATE GOVERNANCE

The Board reviewed the Company's compliance with the Cadbury Committee's Code of Best Practice ("The Code") at the time of its issue in 1992 and continues to monitor its compliance in the light of subsequent guidance issued by the Cadbury Committee and current best practice. The Board considers that it complied with the Code in 1996 except as noted below.

Since April 1 1996 the Company has had only two non-executive directors, both of whom have been appointed for unspecified terms.

The constitution of the Board is kept under review and changes are made when appropriate and in the best interests of Micro Focus.

The Company's Audit Committee was established on March 8 1996. It currently comprises the two non-executive directors, J. Michael Gullard and Harold Hughes.

The Company's Executive Remuneration Committee, which was formed in December 1993, also currently comprises the two non-executive directors, J. Michael Gullard and Harold Hughes.

With respect to the existence and operation of its Executive Remuneration Committee, the Company has complied throughout 1996 with Section A of the Best Practice Provisions annexed to the listing rules of the London Stock Exchange. The Executive Remuneration Committee's Report to shareholders is set out on page 31.

The directors acknowledge their responsibility for ensuring that the Company has in place a system of internal financial controls that is appropriate to the various business environments in which it operates. Such a system can provide only reasonable and not absolute assurance against material misstatement or loss.

Control is exercised through an organisational structure with clearly defined levels of responsibility, authorisation and approval and appropriate segregation of duties and reporting procedures to ensure that assets are safeguarded against material loss and that transactions are properly authorised, processed and reported. Financial performance data is regularly prepared, reviewed and compared with budgeted targets. The Board has reviewed the effectiveness of the system of internal financial control as it operated during the year.

After making enquiries, the directors have a reasonable expectation that Micro Focus has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Ernst & Young, the Company's auditors, have confirmed that, in their opinion: with respect to the directors' statements on internal financial control and going concern in the preceding paragraphs, the directors have provided the disclosures required by the Listing Rules of the London Stock Exchange and such statements are consistent with the information of which they are aware from their audit work on the financial statements; and the directors' other statements in the preceding paragraphs appropriately reflect the Company's compliance with the other aspects of the Code specified for their review by Listing Rule 12.43(j). Ernst & Young were not required to perform the additional work necessary to, and did not, express any opinion on the effectiveness of either the Company's system of internal financial control or its corporate governance procedures nor the ability of Micro Focus to continue in operational existence.

EMPLOYEE INVOLVEMENT

Micro Focus places considerable value on the involvement of its employees and on good relations and communication with them.

Wide employee consultation takes place on matters affecting their interests. Employee involvement in the business is encouraged in many ways, including the holding of regular company-wide meetings and, specifically, awareness of Micro Focus' financial performance is maintained through the participation of employees in the Micro Focus bonus scheme.

At Micro Focus, every employee is eligible to become a shareholder through the ownership of options to acquire ordinary shares in the Company under the Micro Focus share option plans (see note 21 to the financial statements on page 54).


DISABLED EMPLOYEES

Micro Focus gives consideration to applications for employment from disabled persons where the requirement of the job may be adequately covered by a handicapped or disabled person. If necessary Micro Focus endeavours to retrain any member of staff who develops a disability during employment with Micro Focus and to provide career development and promotion opportunities wherever appropriate.

SUPPLIER PAYMENT POLICY

It is the policy of the Company to settle the terms of payment with suppliers when agreeing the terms of transactions, to ensure that suppliers are made aware of the terms of payment, and to comply with those contractual arrangements.


SPECIAL BUSINESS AT THE ANNUAL GENERAL MEETING

In accordance with normal practice, special resolutions will be proposed at the 1997 annual general meeting renewing the Board's authority to disapply pre-emptive rights and authorising the Company to purchase certain of its own shares. Equivalent resolutions were passed at last year's annual general meeting. In 1996 the Board had no occasion to use the power to purchase the Company's own shares, but believes it should have this facility, in line with current standard practice.

The full text of all resolutions will be set out in the notice of annual general meeting which will be distributed to shareholders in due course.

AUDITORS

Ernst & Young have expressed their willingness to continue in office as auditors and a resolution proposing their re-appointment will be submitted at the annual general meeting.


By Order of the Board



 /s/ Loren E. Hillberg
 Loren E. Hillberg
 Secretary
 March 4 1997

             EXECUTIVE REMUNERATION COMMITTEE'S REPORT (UK FORMAT)


The Micro Focus Executive Remuneration Committee was established in December 1993. At present the Committee comprises the two non-executive directors, J. Michael Gullard and Harold Hughes.

The remuneration of the executive directors is determined by the Committee. The Commitee ensures that remuneration is appropriate to each executive director's responsibilities, taking into consideration the overall financial and business position of the Company, the highly competitive industry of which Micro Focus is part, and the importance of recruiting and retaining management of the appropriate calibre. The Company has complied with Section A of the Best Practice Provisions annexed to the Listing Rules of the London Stock Exchange.

The Report of the Auditors on page 56 confirms that the scope of that report covers the disclosures contained in this report that are specified for review by the London Stock Exchange.


DIRECTORS' REMUNERATION POLICY

In framing its remuneration policy, the Committee has given full consideration to Section B of the Best Practice Provisions annexed to the listing rules of the London Stock Exchange. The chief components of remuneration are as follows:

BASIC SALARY: Salary rates for the executive directors are determined by reference to relevant market data for the countries in which the directors perform their duties, and are normally reviewed on an annual basis. In general, the Committee's philosophy is to have base salary rates lower than those of others in the market, with higher rates of pay for performance.

FEES: Non-executive directors receive an annual retainer and earn additional fees for attendance at Board meetings and for time spent on other company-related business. Such fees are determined in advance by the Executive Directors and not by the Committee.

PERFORMANCE-RELATED PAY: Executive directors are eligible for annual performance-related bonuses, which are calculated based on fixed formulae measuring Micro Focus' performance against targets set at the beginning of each year. Such bonuses are earned on a pro-rata basis in proportion to the level of achievement relative to the performance targets set, subject to certain minimum thresholds. The philosophy is to offer greater than market opportunities in terms of bonus compensation, scaling upwards if the performance of Micro Focus exceeds the targets set out at the beginning of the year.

In 1996 such bonuses were based on achievement against targets measuring performance (measured in terms of earnings per share, excluding exceptional items) for the ten month period ended January 31 1997. On the basis of that achievement, executive directors would earn bonuses equivalent to between 33% and 133% of their basic salary entitlements.

PENSION CONTRIBUTIONS: The Company does not operate a pension scheme for its directors, but does make contributions to a director's own personal pension in lieu of salary entitlement.

OTHER BENEFITS: Other benefits principally relate to the use of corporate communications facilities by, and personal travel provided for, a former director.

LONG-TERM INCENTIVES/SHARE OPTIONS: All of the directors are eligible to participate in the Micro Focus share option plans, details of which are set out in note 21 to the financial statements on page 54. The grant of share options to directors is designed to ensure that an element of their remuneration is directly related to long-term growth in shareholder value.

None of the directors is eligible for any other long-term incentive payments.

SERVICE AGREEMENTS: None of the directors has a service contract with a notice period in excess of one year, or with provision for predetermined compensation on termination of an amount which equals or exceeds one year's salary and benefits.

DIRECTORS' REMUNERATION

The following table analyses the remuneration earned by each director in 1996 and 1995.


--------------------------------------------------------------------------------------------------------------------
(In thousands of G.B. pounds)                                             Performance-            Compensation
                                                               related       Other     for loss     Pension
                                        Salary        Fees       pay        benefits   of office  contributions  TOTAL


1996: J Michael Gullard                   --           63         --          --          --         --           63
      Harold Hughes                       --           20         --          --          --         --           20
      Marcelo Gumucio                     101           1         129         --          --         --          231
      Paul Adams                           79         --           50         --          --         --          129
      Ron Forbes                           79         --           16         --          --           6         101
      Brian Reynolds                      --          --          --           29         --         --           29
      (resigned March 24 1996)
      Paul O'Grady                         24         --          --          --          30         --           54
      (resigned April 1 1996)
--------------------------------------------------------------------------------------------------------------------

                                          283          84         195          29         30           6         627
--------------------------------------------------------------------------------------------------------------------

1995: J Michael Gullard                   --           62         --          --          --         --           62
      (appointed May 2 1995)
      Harold Hughes                       --           34         --          --          --         --           34
      Marcelo Gumucio                     --            1         --          --          --         --            1
      (appointed January 27 1996)
      Paul Adams                          143         --          --          --          --         --          143
      Ron Forbes                           76         --            3         --          --           6          85
      Brian Reynolds                      --          --          --          117         --         --          117
      Paul O'Grady                        120         --           11         --          --         --          131
--------------------------------------------------------------------------------------------------------------------

                                          339          97          14         117         --           6         573
--------------------------------------------------------------------------------------------------------------------


Upon the resignation of Paul O'Grady, the Company entered into a consultancy agreement with an entity with which Mr. O'Grady is affiliated to provide management consulting services to the Company in exchange for a payment of $750,000 (GBP 490,000), plus reimbursement of expenses. As expected, the bulk of the services that were anticipated to be performed under the agreement were performed during 1996.

In the case of Brian Reynolds, the Company entered into an agreement with an entity with which Mr. Reynolds is affiliated that provides for the Company to receive management and technology consulting services in exchange for a payment of $800,000 (GBP 500,000) and the transfer to the entity of certain computer and telecommunications equipment which the Company has valued at $249,000 (GBP 155,000). As expected, the bulk of the services that were anticipated to be performed under the agreement were performed during 1996.


The following additional information is provided in accordance with the requirements of the Companies Act 1985.

In 1996 Ron Forbes was the highest-paid U.K. director. In 1995 Paul O'Grady was the highest-paid U.K. director. The remuneration of the chairmen was as follows:


(In thousands of G.B. pounds)                       1996      1995

Paul O'Grady (February 1 1995 - May 2 1995)           -        42
Brian Reynolds (May 2 1995 - March 24 1996)          29        89
J. Michael Gullard (since March 24 1996)             53         -
-----------------------------------------------------------------


The emoluments, excluding pension contributions, of the individual directors fell within the following ranges:

(In G.B. pounds)                       1996      1995
                                        No.       No.

20,001 - 25,000                          1        -
75,001 - 80,000                          -        1
90,001 - 95,000                          1        -
130,001 - 135,000                        -        1
Directors working mainly outside
the United Kingdom                       5        5
---------------------------------------------------

DIRECTORS' SHAREHOLDINGS

The interests of the directors (all of which are beneficial) in the share capital of Micro Focus Group Plc are as follows:

-----------------------------------------------------------------------------------------
                                                                  January 31  January 31
                                                                        1997        1996


J Michael Gullard, Chairman                                           1,000             -
Harold Hughes, Deputy Chairman                                       20,000             -
Marcelo Gumucio, Chief Executive Officer                                  -             -
Paul Adams                                                          106,600       106,300
Ron Forbes                                                           23,676        23,676
-----------------------------------------------------------------------------------------

There have been no changes in these holdings since the year end.



DIRECTORS' SHARE OPTIONS

The following table sets out the number of options held by each director in 1996, including the changes in holdings during the year. No options were exercised by any of the directors during the year.




                                Number of options
                      -------------------------------------
                      January                       January   Date                 Option                        Latest
                      31 1996  Granted     Lapsed   31 1997   of grant             price (in G.B. pounds)      exercise
                                                                                                                 date
J. Michael Gullard    10,000                         10,000   June 2 1994          10.67                    June 2 2004
                                50,000               50,000   June 21 1996         8.35                    June 21 2006
Harold Hughes         10,000                         10,000   August 19 1992       14.98                 August 19 2002
                       2,000                          2,000   June 16 1994         11.98                   June 16 2004
Marcelo Gumucio       10,000                         10,000   January 30 1996      6.05                 January 30 2006
                               362,500              362,500   April 1 1996         6.53                    April 1 2006
                               362,500              362,500   June 21 1996         8.35                    June 21 2006
Paul Adams             1,600                          1,600   May 8 1990           5.42                   August 8 1998
                      18,400              (18,400)        -   July 11 1991         16.72                   July 11 2001
                      16,000              (16,000)        -   August 19 1992       14.98                 August 19 2002
                       6,000               (6,000)        -   September 21 1993    17.45              September 21 2003
                       6,000               (6,000)        -   June 2 1994          10.67                    June 2 2004
                       6,000               (6,000)        -   June 16 1994         11.98                   June 16 2004
                      30,000              (30,000)       -    August 8 1995        6.97                   August 8 2005
                                57,300               57,300   April 10 1996        6.85                   April 10 2006
Ron Forbes            18,400              (18,400)        -   July 11 1991         16.72                   July 11 2001
                      16,000              (16,000)        -   August 19 1992       14.98                 August 19 2002
                       6,000               (6,000)        -   September 21 1993    17.45              September 21 2003
                       6,000               (6,000)        -   June 2 1994          10.67                    June 2 2004
                       6,000               (6,000)        -   June 16 1994         11.98                   June 16 2004
                      20,000              (20,000)        -   August 8 1995        6.97                   August 8 2005
                                51,300               51,300   April 10 1996        6.85                   April 10 2006
-----------------------------------------------------------------------------------------------------------------------


Notes: 1) In April 1996 the Company offered all employees the opportunity to cancel all outstanding options above the then fair market value and receive instead a new option, with a new vesting schedule, for three new shares for each four shares then under option. Mr. Adams and Mr. Forbes accepted these offers.

         2) The market price of the shares at January 31 1997 was GBP 10.55 and the range during the year was GBP 5.58 to GBP 13.35.



On behalf of the Committee

/s/ Harold Hughes
Harold Hughes
Chairman of the Executive
Remuneration Committee
March 4 1997

                SELECTED CONSOLIDATED FINANCIAL DATA (UK FORMAT)


The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of Micro Focus, expressed in G.B. pounds, set out on pages 40 to 55 of this report.




---------------------------------------------------------------------------------------------------------------------------------
In thousands of G.B. pounds (except per                Years ended January 31:  1997      1996      1995       1994        1993
share data, percentages and employees)                          Annual Report:  1996      1995      1994       1993        1992

OPERATING RESULTS FOR THE YEAR:
Revenue                                                                         73,089    77,258    89,885     83,842      68,882
Exceptional items *                                                             (5,195)   (6,001)   (4,148)      -           -
(Loss)/profit before taxation                                                   (5,809)   (6,542)    8,723     21,761      22,777
Retained (loss)/profit for the year                                             (7,281)   (6,470)    4,590     14,747      15,444
(Loss)/earnings per share                                                       (48.0p)   (43.6p)   32.0p     104.3p       110.3p
(Loss)/earnings per share: excluding exceptional items *                        (13.8p)   (11.7p)   61.0p     104.3p       110.3p
Average number of shares in issue (thousands)                                   15,156    14,843    14,336     14,138      13,998

FINANCIAL POSITION AT END OF YEAR:
Cash and bank deposits                                                          44,725    38,972    55,823     57,544      53,541
Total assets                                                                   100,204   111,828   124,302    109,915      96,892
Creditors: amounts falling due after more than one year                             15        66       193        404       2,712
Total shareholders funds                                                        61,124    70,187    72,856     75,100      60,549

FINANCIAL CONDITION:
Working capital                                                                 26,611    27,306    36,554     48,686      42,073
Current ratio                                                                     1.81      1.76      1.80       2.38        2.16
Return on revenue: excluding exceptional items *                                   n/a      n/a        10%        18%         22%
Return on average equity: excluding exceptional items *                            n/a      n/a        12%        28%         35%

EMPLOYEE INFORMATION:
Average number of employees                                                        646       735       751        667         599
Number of employees at year end                                                    626       708       788        698         636
Revenue per employee                                                               113       105       120        126         115
---------------------------------------------------------------------------------------------------------------------------------

* Details of the exceptional items are set out in note 7 to the financial statements on page 49.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                      AND FINANCIAL CONDITION (UK FORMAT)

This discussion has been prepared in accordance with U.S. reporting practice and is added to the U.K. format section of this Annual Report so that readers of the U.K. format financial statements have the same information as readers of the U.S. format financial statements. It should be read in conjunction with the financial statements of Micro Focus Group Plc and its subsidiary undertakings ("Micro Focus") in G.B. pounds, on pages 40 to 55.

RESULTS OF OPERATIONS

Micro Focus reported a loss for the year after taxation of GBP 7.3m (1995: GBP 6.5m.) These results include exceptional charges of GBP 5.2m in 1996 and GBP 6.7m in 1995 and an exceptional credit of GBP 0.7m in 1995.

The table below sets out operating results as a percentage of revenue for the three years ended January 31 1997. To further aid comparison, exceptional items are identified separately in the table, and percentages shown against other cost categories are exclusive of exceptional items.


---------------------------------------------------------------------------------------------------------------
                                                                     Percentage of revenue    Percentage change
                                                                                               1995        1994
                                                                 1996      1995      1994   to 1996     to 1995

REVENUE
PRODUCT REVENUE                                                    57        57        70        (4)        (30)
Service revenue                                                    43        43        30        (7)         23
---------------------------------------------------------------------------------------------------------------
Total revenue                                                     100       100       100        (5)        (12)
---------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of product revenue                                             9        11        12       (27)        (18)
Cost of service revenue                                            16        16        12        (4)         12
Research and development                                           30        29        23        (1)          7
Sales and marketing                                                40        40        35        (7)         (1)
General and administrative                                          8         7         6        14           3
Exceptional items                                                   7         8         -       (13)          -
Purchased research and development costs                            -         -         5         -           -
---------------------------------------------------------------------------------------------------------------
TOTAL COSTS AND EXPENSES                                          110       111        93        (6)          3
---------------------------------------------------------------------------------------------------------------
OPERATING (LOSS)/PROFIT                                           (10)      (11)        7       (13)        n/a
Interest income                                                     2         3         2       (21)         (2)
Interest expense                                                    -         -         -       (72)         (3)
---------------------------------------------------------------------------------------------------------------
(LOSS)/PROFIT BEFORE TAXATION                                      (8)       (8)        9       (11)        n/a
Taxation                                                           (2)        -        (4)      n/a         n/a
---------------------------------------------------------------------------------------------------------------
(LOSS) FOR THE YEAR                                               (10)       (8)       (5)        1         115
---------------------------------------------------------------------------------------------------------------



REVENUE

Micro Focus derives its revenue from the license of software products and related support and maintenance ("direct revenue") and from the licensing of distribution rights to software products to original equipment manufacturers ("OEM revenue"). Direct revenue represented 90% of total revenue in 1996 (1995:
89%; 1994: 86%).

Revenue is analysed between product revenue, which consists of licensing of software product to end-users and OEMs, and service revenue, consisting of maintenance and other support services, including training and consulting.


Total revenue decreased by GBP 4.2m or 5% to GBP 73.1m in 1996, and by GBP 12.6m or 12% to GBP 77.3m in 1995.

Product revenue decreased by GBP 2.0m or 4% to GBP 42.0m in 1996, and by GBP 18.9m or 30% to GBP 44.0m in 1995.

Service revenue decreased by GBP 2.2m or 7% to GBP 31.1m in 1996, having increased by GBP 6.3m or 23% to GBP 33.3m in 1995.

Revenue by customer location is analysed in note 2 to the financial statements on page 48.

Revenue decreased by 10% in the United States. Other territories showed no overall sales increase, with growth in the United Kingdom, France and Japan being offset by decreased sales to certain distributors, notably those in Italy and Brazil.

Factors contributing to the decline in revenue in the first half of 1996 included slow conversion to 32-bit products and continuing uncertainties arising from the fundamental changes caused by the Internet. The improved performance in the second half of the year was reflected by increased sales of products to address the century date change or "Year 2000" problem.

In 1995 revenue decreases were reported in the United States, and in other territories. Factors contributing to the fall in revenue included postponed investment decisions caused by uncertainties arising from the impact of the Internet and the launch of Windows 95, and from delayed delivery of 32-bit products.

COST OF PRODUCT REVENUE

Cost of product revenue is comprised principally of the cost of product materials (including the purchase of disks and CDs, transfer of data to electronic media, and printing of manuals), packaging and distribution costs, and royalties to third party software developers for the licensing of certain add-on software products.

Excluding exceptional items, such costs decreased by GBP 2.3m or 27% to GBP 6.3m in 1996 and by GBP 1.9m or 18% to GBP 8.7m in 1995 and represented 15% of product revenue in 1996 (1995: 20%; 1994: 17%).

The decrease in product costs during 1996 reflected savings in product materials arising from the intro-duction of documentation being supplied on CD-ROM.

The decrease in 1995 reflected the fall in revenue.

COST OF SERVICE REVENUE

Cost of service revenue is comprised principally of compensation for technical support personnel, plus the costs associated with training and consulting.

Excluding exceptional items, such costs decreased by GBP 0.5m or 4% to GBP 11.8m in 1996, having increased by GBP 1.3m or 12% to GBP 12.3m in 1995, and represented 38%, of service revenue in 1996 (1995: 37%; 1994: 41%). The decrease in 1996 reflected reductions taken to better align expenses with revenue. The increase in 1995 resulted from increases in product support for client/server and rehosting programs.

RESEARCH AND DEVELOPMENT

Research and development costs consist principally of compensation for software developers and related costs incurred, after adjusting for the proportion of such costs capitalised and the amortisation of previously capitalised software costs. Micro Focus' high level of research and development spending supports the development and enhancement of new and existing products and is consistent with the Company's strategy of investing heavily to improve and expand product lines.

Research and development spending in 1996 has been directed principally towards further development of Revolve/2000(TM) products which address the Year 2000 problem; NetExpress(TM), a complete set of tools for developing business applications targeted at graphical PC workstations, distributed computer environments and the Internet; and tools to enhance the functionality and capability of core legacy COBOL Workbench products for workstation development of IBM mainframe applications.

Research and development spending in 1995 and 1994 was directed principally towards enabling Micro Focus products to operate across multiple operating systems and graphical user interfaces; development of new 32-bit products; further development of client/server solutions; object oriented programming in COBOL; Expenditure on internal software research and development, before capitalisation, decreased by GBP 4.2m or 18% to GBP 19.2m in 1996, and by GBP 0.1m to GBP 23.4m in 1995. The decrease in 1996 reflected the impact of the restructuring announced in the first quarter (see "Exceptional items" below).

In 1996 27% of these costs were capitalised as software product assets (1995:
42%; 1994: 41%). Provisions for amortisation excluding exceptional items, amounted to GBP 8.1m (1995: GBP 8.8m; 1994: GBP 7.1m), resulting in a net charge to income in 1996 of GBP 2.8m, compared to net credits of GBP 1.1m and GBP 2.6m in 1995 and 1994 respectively.

Total research and development costs also include restructuring costs of GBP 2.3m and GBP 4.5m in 1996 and 1995 (see "Exceptional items", below, and note 7 to the financial statements on page 49).

SALES AND MARKETING

Sales and marketing costs include compensation, travel and facility costs for sales, pre-sales and marketing personnel, and publicity costs such as advertising and trade shows.

Excluding exceptional items, such costs decreased by GBP 2.1m or 7% to GBP 29.2m in 1996, and by GBP 0.2m or 1% to GBP 31.3m in 1995. The decrease in 1996 reflects the impact of the worldwide cost reductions implemented in the first quarter.

GENERAL AND ADMINISTRATIVE

General and administrative costs include the group management, finance, legal and human resources operations of Micro Focus.

Excluding exceptional items, such costs increased by GBP 0.8m or 14% to GBP 6.0m in 1996, having increased by GBP 0.1m to GBP 5.2m in 1995. In 1996 general and administrative costs have increased following the strengthening of the Micro Focus management team.

EXCEPTIONAL ITEMS

In the first quarter of 1996 Micro Focus incurred a restructuring charge of GBP 5.2m. The charge consisted of costs associated with a reduction in the Company's workforce of approximately 65 people, facility closures and consolidations, and asset write-downs. The restructuring was essentially completed during the year, but payments estimated at GBP 1.5m remain to be paid in 1997.

Exceptional items recorded in 1995 consisted of a charge of GBP 6.7m for restructuring costs and a credit of GBP 0.7m in respect of an employer loan to the Micro Focus Group Employee Benefit Trust 1994.

Restructuring costs of GBP 3.1m incurred in the first quarter of 1995 principally reflected employee terminations (including salary, benefit continuation and outplacement costs for approximately 75 employees), closure of surplus office facilities, and write-downs of related fixed assets. An additional charge of GBP 3.6m, booked in the fourth quarter of 1995, was primarily the result of a review into the carrying values of software product assets.

In 1994 Micro Focus recorded exceptional charges of GBP 3.2m, representing the write-off of intellectual property rights acquired from mbp and GBP 0.9m in connection with the purchase of Burl Software Laboratories, Inc.("Burl").

INTEREST INCOME

Interest income represents interest earned on cash and short-term investments.

Interest income decreased by GBP 0.5m or 21% to GBP 1.7m in 1996, having remained constant at GBP 2.2m in 1995 and 1994. The current decrease principally reflects lower average cash balances, and, to a lesser degree, lower interest rates.

INCOME TAXES

A tax provision of GBP 1.5m was recorded for 1996. The effective tax rate in both 1996 and 1995 was affected by the distribution of taxable profits and losses among the tax jurisdictions in which Micro Focus operates. The Company has not recognised the tax effects of operating losses in U.S. subsidiaries.

An analysis of the charge for taxation, including an analysis of differences between the effective rate and the U.K. statutory rate, is given in note 8 to the financial statements on page 50.

ACQUISITIONS

In 1995 Micro Focus completed the agreed acquisition of Burl (see note 12 to the financial statements on page 52). The transaction had been accounted for as a purchase in 1994.

In 1994 Micro Focus acquired the intellectual property rights to certain development tools from mbp, a German subsidiary of EDS, for U.S. $5.0m (GBP 3.2m) and the Expert Consulting Division of The Systems Group for U.S. $0.5m (GBP 0.3m).

FACTORS THAT MAY INFLUENCE FUTURE OPERATING RESULTS

Micro Focus operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section highlights some of these factors and the possible impact of these factors on future results from operations.

This section has been included in both the U.S. and U.K. format of the Management's Discussion and Analysis in this Annual Report in accordance with the Private Securities Litigation Reform Act of 1995, which became effective in the United States as of January 1 1996. For more information regarding such law and forward-looking statements, see Further Information for Shareholders-Special Note on Forward-Looking Statements above.

The factors set forth below contain certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in 1997 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those in the Letter to Shareholders above and those discussed elsewhere in this Annual Report. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Annual Report. For more information regarding forward-looking statements, see Further Information for Shareholders - Special Note on Forward-Looking Statements on page 6.

Micro Focus' future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders, product life cycles, the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of enhancements or new products, changes in the mix of distribution channels through which the Company's products are offered, purchasing patterns of distributors and retailers, quality control of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, budgeting cycles of its customers, the cancellation of licenses during the warranty period, nonrenewal of maintenance agreements, economic conditions generally or in various geographic areas, and other factors discussed in this section.

A high percentage of Micro Focus' operating expenses is fixed over the short term and if anticipated revenue does not occur or is delayed, the operating results for that quarter will be immediately and adversely affected. In addition, a substantial portion of Micro Focus' revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter. Furthermore, while the Company's business has not been subject to seasonal variations, the Company's customers tend to make product purchase decisions in the fourth quarter of the Company's financial year as a result of purchase cycles related to expiration of budgetary authorizations. As a result, the Company experiences lower revenue for the first quarter of its financial year than in the fourth quarter of the prior year. The Company's revenue is also affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. Due to all of the foregoing factors, it is possible that in some future quarters Micro Focus' operating results will be below the expectations of stock market analysts and investors and that the share price would be materially adversely affected.

Micro Focus is in a market that is subject to rapid technological change. Micro Focus must continually adapt to that change by improving its products and introducing new products and technologies. The growth and financial performance of Micro Focus will depend upon its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market new products depends upon its ability to attract and retain qualified employees. In the past, Micro Focus has experienced delays and increased expenses in developing new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis or to attract and retain qualified employees, could materially adversely affect the Company's business, results of operations and financial condition.

Substantially all of Micro Focus' revenue is currently, and is expected to continue to be, derived from products and services related to applications development in the COBOL language. As a result, Micro Focus' future operating results depend upon continued market acceptance of the COBOL language. Any decline in the demand for of the COBOL language or mainframe computers where COBOL is a dominant language as a result of competition, technological change or other factors would have a material adverse effect on Micro Focus' business, financial condition and results of operations.

The markets in which the Company competes are characterized by rapid technological change and aggressive competition and the quality of service offerings. The Company believes that the principal competitive factors in the Company's markets are product performance and reliability, functionality, product quality, application portability, product enhancement, price, training, support and services. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar, or substitute solutions including vendors of other programming languages and database vendors with tools that may be less costly or provide better performance or functionality. Some of the Company's current and prospective competitors in the products and service markets have greater financial, marketing or technical resources than Micro Focus and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can Micro Focus. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market and particularly the Year 2000 professional services market.

The market price of the Company's securities has experienced significant price volatility and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry and other factors may have a significant impact on the market price of the Company's securities. Further, the stockmarket has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's securities.

Micro Focus is subject to the general economic climate in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see "Exchange rate fluctuations" directly below), longer payment cycles, greater difficulties in debtor collection and enforcing agreements, tariffs and other restrictions on foreign trade, export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenues.

The Company markets certain of its products and services to customers for managing the development and maintenance of mission-critical computer software systems. In addition, an increasing portion of the Company's business is devoted to addressing the Year 2000 problem, which affects the performance and reliability of many mission-critical systems. The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product and service liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's customer agreements may not be effective as a result of existing or future domestic or foreign laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any product or service liability claims to date, the sale and support of its products and services may entail the risk of such claims, particularly in the Year 2000 market. A successful product or service liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Furthermore, the Company anticipates that demand in the Year 2000 market will decline, perhaps rapidly, following the year 2000 and the demand for the Company's Year 2000 solutions, products and services may also decline as a result of new technologies, competition or other factors. If this decline in demand were to occur, the Company's license revenues and professional services fees could be materially and adversely affected.

EXCHANGE RATE FLUCTUATIONS

Micro Focus prepares separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. Revenue, costs and expenses arising in currencies other than the reporting currency are translated using average exchange rates. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of Micro Focus' revenue arises in U.S. dollars (approximately two-thirds in 1996) whereas its costs and expenses are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on Micro Focus' operating results, notably when expressed in G.B. pounds. In 1996 and 1995 fluctuations between the U.S. dollar and the G.B. pound have not been significant, and net exchange rate gains or losses on operational transactions have been immaterial.

LIQUIDITY AND CAPITAL RESOURCES

Micro Focus continues to fund its activities through cash from operations. In 1996 cash provided by operating activities was GBP 12.1m (1995: GBP 9.7m). In 1996 Micro Focus invested GBP 2.4m (1995: GBP 8.6m) in property, plant and equipment and GBP 5.3m (1995: GBP 9.9m) in software product assets. Investment in 1995 included GBP 4.4m in the redevelopment of the Company's U.K. headquarters office in Newbury, England. In 1995 the Company also paid GBP 3.9m in connection with the acquisition of Burl and spent GBP 5.0m on the purchase of shares in the Company for the benefit of the Micro Focus Group Employee Benefit Trust 1994.

Net of these expenditures, cash and bank increased by GBP 5.7m to GBP 44.7m (1995: decreased by GBP 16.9m to GBP 39.0m). Micro Focus may invest a further GBP 5.8m on capital during 1997 in connection with occupying a new U.S. facility, and on communications software and other information systems improvements. The Company has in place a line of credit under the terms of which unsecured financing of up to GBP 5.0m is available until December 1997. There have been no borrowings under this line of credit to date.

Micro Focus believes it is important to maintain a conservative capital structure and a strong cash position. Cash is primarily invested in liquid money market investments. The Company's investment policy is designed to minimize risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralized, although some cash is held at various subsidiaries around the world to meet local operating requirements. All cash is freely remittable. Micro Focus believes that existing

                CONSOLIDATED PROFIT AND LOSS ACCOUNT (UK FORMAT)

                                                                 Year ended January 31
                                                                     Continuing operations
In thousands of G.B.pounds                       Before exceptional       Exceptional                Year ended      Year ended
(except per share data)                                 items            items (note 7)   1997      January 31      January 31
                                        Notes                                                           1996            1995

Revenue
  Product revenue                                       42,020                 --         42,020         43,991         62,878
  Service revenue                                       31,069                 --         31,069         33,267         27,007
------------------------------------------------------------------------------------------------------------------------------
Total revenue                             2             73,089                 --         73,089         77,258         89,885
==============================================================================================================================
Costs and expenses
  Cost of product revenue                                6,352                 54          6,406          8,855         10,586
  Cost of service revenue                               11,848                 44         11,892         12,343         11,055
  Research and development                3             22,044              2,255         24,299         26,851         24,149
  Sales and marketing                                   29,158                988         30,146         32,857         31,464
  General and administrative                             6,000              1,854          7,854          4,986          5,099
------------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                75,402              5,195         80,597         85,892         82,353
==============================================================================================================================
Operating (loss)/profit                   4             (2,313)            (5,195)        (7,508)        (8,634)         7,532
Interest income                                                                            1,720          2,166          2,210
Interest expense                          6                                                  (21)           (74)           (76)
Other acquisition charges                                                                     --             --           (943)
------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit before taxation                                                             (5,809)        (6,542)         8,723
Taxation                                  8                                               (1,472)            72         (4,133)
------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit for the year                                                                (7,281)        (6,470)         4,590
==============================================================================================================================
(Loss)/earnings per share                 9                                               (48.0p)        (43.6p)         32.0p
==============================================================================================================================
(Loss)/earnings per share:                9                                               (13.8p)        (11.7p)         61.0p
before exceptional items
==============================================================================================================================


The notes on pages 46 to 55 form part of these financial statements.

                     CONSOLIDATED BALANCE SHEET (UK FORMAT)


In thousands of G.B. pounds                                     January 31   January 31
                                                          Notes    1997         1996
Fixed assets
  Intangible fixed assets                                   10    14,590       17,857
  Tangible fixed assets                                     11    20,543       24,910
  Investments                                               12     5,634        5,634
-------------------------------------------------------------------------------------
Total fixed assets                                                40,767       48,401
=====================================================================================
Current assets
  Stocks                                                    13       484        1,704
  Debtors                                                   14    14,228       22,751
  Cash and bank deposits                                          44,725       38,972
-------------------------------------------------------------------------------------
Total current assets                                              59,437       63,427
=====================================================================================
Creditors: amounts falling due within one year              15    16,180       16,461
Deferred revenue                                                  16,646       19,660
-------------------------------------------------------------------------------------
Net current assets                                                26,611       27,306
=====================================================================================
Total assets less current liabilities                             67,378       75,707
Creditors: amounts falling due after more than one year     16        15           66
Provisions for liabilities and charges:
Deferred taxation                                           18     6,239        5,454
-------------------------------------------------------------------------------------
Net assets                                                        61,124       70,187
=====================================================================================
Capital and reserves
  Called up share capital                                          1,517        1,514
  Share premium account                                           18,071       17,936
  Profit and loss account                                         41,536       50,737
-------------------------------------------------------------------------------------
Total shareholders' funds                                         61,124       70,187
=====================================================================================

The financial statements on pages 40 to 55 were approved by the Board of directors on March 4 1997.


/s/ M.A. Gumucio                      /s/ Ron Forbes
---------------------                 ---------------------
Marcelo Gumucio                       Ron Forbes
Director                              Director

The notes on pages 46 to 55 form part of these financial statements.

                     CONSOLIDATED BALANCE SHEET (UK FORMAT)

In thousands of G.B. pounds                             Year ended    Year ended     Year ended
                                                        January 31    January 31     January 31
                                                              1997          1996           1995

Net cash inflow from operating activities (note i)         12,135          9,725         26,436

Returns on investments and servicing of finance
Interest received                                           1,803          2,082          3,505
Interest paid                                                 (21)           (74)           (76)
-----------------------------------------------------------------------------------------------
Net cash inflow from returns on investments and
 servicing of finance                                       1,782          2,008          3,429
===============================================================================================
Taxation
U.K. corporation tax (paid)                                   (88)        (1,562)        (4,721)
Overseas tax refunded (paid)                                   70         (1,362)        (2,207)
-----------------------------------------------------------------------------------------------
Tax paid                                                      (18)        (2,924)        (6,928)
===============================================================================================
Investing activities
Purchase of tangible fixed assets                          (2,500)        (8,643)       (12,208)
Purchase of software product assets                            --           (226)          (333)
Capitalised software product assets                        (5,258)        (9,882)        (9,719)
Investment in own shares                                       --         (5,002)            --
Investment in subsidiary undertakings                          --         (3,892)            --
Investment in bank deposits                                    --             --         33,187
Disposal of tangible fixed assets                             546            298            149
-----------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from investing activities        (7,212)       (27,347)        11,076
===============================================================================================

Net cash (outflow)/inflow before financing                  6,687        (18,538)        34,013
===============================================================================================
Financing (note ii)
Issue of ordinary shares, net of expenses                     138            278            224
Capital element of finance lease obligations                 (131)          (295)          (315)
-----------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing                        7            (17)           (91)
===============================================================================================
Increase/(decrease) in cash                                 6,694        (18,555)        33,922
===============================================================================================

Increase/(decrease) in cash, as above (note iii)            6,694        (18,555)        33,922
(Repayment of) bank deposits (note iv)                         --             --        (33,187)
Effect of foreign exchange translation differences           (941)         1,704         (2,456)
-----------------------------------------------------------------------------------------------
Increase/(decrease) in cash and bank deposits               5,753        (16,851)        (1,721)
===============================================================================================


The notes on pages 46 to 55 form part of these financial statements.

               NOTES TO CONSOLIDATED CASH FLOW STATEMENT (UK FORMAT)

In thousands of G.B. pounds                                                           Year ended     Year ended     Year ended
                                                                                      January 31     January 31     January 31
                                                                                            1997           1996           1995

(i) Reconciliation of operating (loss)/profit to "Net cash inflow from operating activities"

Operating (loss)/profit                                                                  (7,508)        (8,634)         7,532
Depreciation charges                                                                      5,655          6,186          4,351
Amortisation charges                                                                      8,012         12,639          7,093
Loss on sale of tangible fixed assets                                                       221             70             11
Decrease/(increase) in stocks                                                             1,171            117           (325)
Decrease in debtors                                                                       8,012          2,174          2,213
(Decrease)/increase in creditors                                                           (790)          (690)         2,475
(Decrease)/increase in deferred revenue                                                  (2,693)        (2,137)         3,086
-----------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                12,135          9,725         26,436
=============================================================================================================================

(ii)  Analysis of changes in financing:
-----------------------------------------------------------------------------------------------------------------------------
Share capital (including premium):
-----------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                               19,450         14,584         14,360
Shares issued to complete acquisition of Burl                                                --          4,558             --
Share options exercised                                                                     138            308            224
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                     19,588         19,450         14,584
-----------------------------------------------------------------------------------------------------------------------------
Loans and finance lease obligations:
-----------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                                  214            509            700
Finance lease obligations                                                                  (131)          (295)          (191)
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                         83            214            509
=============================================================================================================================

(iii) Analysis of changes in cash during the year
-----------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                               38,972         55,823         23,433
Increase/(decrease) in cash                                                               7,526        (18,555)        33,922
Effect of foreign exchange rate changes on cash                                          (1,773)         1,704         (1,532)
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                     44,725         38,972         55,823
=============================================================================================================================

(iv)  Analysis of changes in bank deposits during the year
-----------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                                   --             --         34,111
(Decrease) in bank deposits                                                                  --             --        (33,187)
Effect of foreign exchange rate changes on bank deposits                                     --             --           (924)
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                                         --             --             --
=============================================================================================================================

The notes on pages 46 to 55 form part of these financial statements.

                        COMPANY BALANCE SHEET (UK FORMAT)


                                                                    January 31   January 31
In thousands of G.B. pounds                               Notes       1997          1996
Fixed assets

Tangible fixed assets                                      11         2,992          3,077
Investments                                                12        32,809         33,319
------------------------------------------------------------------------------------------
Total fixed assets                                                   35,801         36,396
==========================================================================================
Current assets
Amounts owed by subsidiary undertakings                              11,214          8,436
Other debtors                                                             2             --
Cash and bank deposits                                                   18             76
------------------------------------------------------------------------------------------
Total current assets                                                 11,234          8,512
==========================================================================================
Creditors: amounts falling due within one year:                          --             --
Amounts owed to subsidiary undertakings                              11,469         10,145
Trade creditors                                                           9              2
Corporation tax                                                         178            174
Accrued expenses                                                         47            109
------------------------------------------------------------------------------------------
Net current (liabilities)                                              (469)        (1,918)
==========================================================================================
Total assets less current liabilities                                35,332         34,478
Provisions for liabilities and charges:
Deferred taxation                                          18            19            19
------------------------------------------------------------------------------------------
Net assets                                                           35,313         34,459
==========================================================================================
Capital and reserves
Called up share capital                                               1,517          1,514
Share premium account                                                18,071         17,936
Profit and loss account                                              15,725         15,009
------------------------------------------------------------------------------------------
Total shareholders' funds                                            35,313         34,459
==========================================================================================

The financial statements on pages 40 to 55 were approved by the Board of directors on March 4 1997.


/s/ M.A. Gumucio                      /s/ Ron Forbes
------------------------------        ----------------------------
Marcelo Gumucio                       Ron Forbes
Director                              Director

This is the balance sheet of Micro Focus Group Plc, the holding company of the Micro Focus group of companies, which is presented in accordance with section 226 of the Companies Act 1985 of Great Britain. No profit or loss account is presented for Micro Focus Group Plc as provided by section 230 of the same Act.

The notes on pages 46 to 55 form part of these financial statements.

             STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (UK FORMAT)

                                                  Year ended    Year ended     Year ended
In thousands of G.B. pounds                       January 31    January 31     January 31
                                                        1997          1996           1995
-----------------------------------------------------------------------------------------
(Loss)/profit for the year                           (7,281)       (6,470)        4,590

Currency translation adjustment                      (1,920)        2,275        (2,978)
-----------------------------------------------------------------------------------------
Total recognised gains and losses for the year       (9,201)       (4,195)        1,612
=========================================================================================

                   MOVEMENT IN SHAREHOLDERS' FUNDS (UK FORMAT)
--------------------------------------------------------------------------------

In thousands of G.B. pounds
(except per share data)                       Ordinary shares of 10p each :              Share       Deferred     Other    Retained
                                    Authorised    Issued      Amount       premium      purchase     reserves    earnings     Total
                                                                                      consideration
                                       '000        '000

Balance, January 31 1994              16,500       14,217       1,422        12,938           --        1         60,739     75,100
Share options exercised                   --          147          15           209           --       --             --        224
Transfer between reserves                 --           --          --            --           --       (1)             1         --
Agreed acquisition of Burl                --           --          --            --        3,340       --             --      3,340
Goodwill arising on acquisitions          --           --          --            --           --       --         (7,420)    (7,420)
Profit for the year                       --           --          --            --           --       --          4,590      4,590
Currency translation adjustment           --           --          --            --           --       --         (2,978)    (2,978)
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 31 1995              16,500       14,364       1,437        13,147        3,340       --         54,932     72,856
Share options exercised                   --          115          11           297           --       --             --        308
Shares issued to complete Burl
  acquisition                             --          665          66         4,492       (3,340)      --             --      1,218
(Loss) for the year                       --           --          --            --           --       --         (6,470)    (6,470)
Currency translation adjustment           --           --          --            --           --       --          2,275      2,275
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 31 1996              16,500       15,144       1,514        17,936           --       --         50,737     70,187
Increase in authorised share capital   6,000           --          --            --           --       --             --         --
Share options exercised                   --           24           3           135           --       --             --        138
(Loss) for the year                       --           --          --            --           --       --         (7,281)    (7,281)
Currency translation adjustment           --           --          --            --           --       --         (1,920)    (1,920)
------------------------------------------------------------------------------------------------------------------------------------

The issued ordinary shares are allotted, called up and fully paid.

Micro Focus Group Plc has been authorised by its members to make market purchases of its own shares (within the meaning of section 163(3) of the Companies Act 1985).

The notes on pages 46 to 55 form part of these financial statements.

                  NOTES TO THE FINANCIAL STATEMENTS (UK FORMAT)


The statutory financial statements of Micro Focus, within the meaning of section 240 of the Companies Act 1985 of Great Britain, for the year ended January 31 1997 are contained on pages 40 to 55.


NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

To enable the reader to see immediately any information provided in addition to the common policy statements, the text of this note and the corresponding note 1 to the financial statements in U.S. format on page 19 is italicised where the text is identical.


BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention and in accordance with applicable U.K. Accounting Standards, which, as applied by Micro Focus, do not differ in any significant respect from U.S. generally accepted accounting principles ("GAAP") except with regard to the treatment of acquisitions and goodwill and the presentation of certain items in the financial statements.


BASIS OF CONSOLIDATION

The consolidated financial statements are those of Micro Focus Group Plc ("the Company") and all of its subsidiary undertakings ("Micro Focus"). All significant inter-company balances and transactions have been eliminated on consolidation.

Certain changes have been made to the presentation of data in the financial statements this year in line with current best practice. The profit and loss account has been amended to disclose an analysis of revenue between that derived from products and that derived from services. Cost of revenue has been similarly analysed. Also, the Company has revised the presentation of debtors and deferred revenue in the balance sheet. These reclassifications have not impacted the results of operations or financial position of the Company. Certain amounts previously reported in 1995 and 1994 have been reclassified to conform with the 1996 presentation.

REVENUE RECOGNITION

Revenue represents the amounts derived from the provision of goods and services which fall within Micro Focus' ordinary activities, stated net of applicable sales taxes.

Revenue from licensing software packaged products to end users and resellers is recognised on delivery.

Revenue from sales to original equipment manufacturers ("OEMs") under non-cancellable licence agreements generally provide for development fees and initial licence fees, which are recognised at the later of (a) the date product is delivered to the OEM and (b) the date payment becomes due within twelve months and (c) the date of receipt of monies if collection cannot be assessed with reasonable assurance. When sales by the OEM exceed the initial licence fee commitment, revenue is recognised as unit shipments are reported by the OEM.

Revenue from maintenance agreements is recognised pro-rata over the life of the agreement corresponding to notional delivery of the service.


SOFTWARE PRODUCT ASSETS - DEVELOPMENT COSTS

Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off as research and development costs. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, further development costs incurred are capitalised as software product assets.

Software purchased for inclusion in the Micro Focus product set, including software acquired on acquisitions, is also included in software product assets.

Software product assets are amortised using the straight line method over the estimated economic life of the products, which in most cases is assumed to be four years. Where market expectations dictate, amortisation is accelerated.

Amortisation of software product assets is included in research and development costs.


GOODWILL

Goodwill represents the excess of the amount paid on the acquisition of a business over the aggregate fair value of the net assets acquired. Such amounts are set off against reserves as incurred.

TANGIBLE FIXED ASSETS

Tangible fixed assets are stated at cost less accumulated depreciation and amortisation. Depreciation and amortisation is computed using the straight-line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Freehold office buildings                40 years
Leasehold improvements        over the lease term
Computer equipment                    3 - 5 years
Office equipment                          7 years
Transportation equipment              3 - 4 years


LEASING

Leases which transfer substantially all the benefits and risks of ownership of an asset to Micro Focus are capitalised as fixed assets. The amount capitalised is that sum for which the leased asset could be purchased at the start of the lease, this sum also being treated as a liability.

Depreciation on such leased assets is provided at rates calculated to write off the capitalised cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between finance charges (computed on the basis of implicit interest rates) and a reduction in the original liability.

Rentals paid under operating leases are charged to income on a straight-line basis over the lease term.


DEFERRED TAXATION

Deferred taxation is provided on the liability method on all timing differences to the extent that they are expected to reverse in the future without being replaced, calculated at the rate at which it is anticipated the timing differences will reverse.


STOCKS

Stocks, consisting principally of diskettes and technical manuals, are stated at the lower of cost and net realisable value, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancellable licence agreements prior to delivery,are included in stocks and charged to income when the related revenue is recognised.


CASH AND BANK DEPOSITS

Cash and bank deposits includes cash placed on deposit where the maturity date is between three and twelve months from the initial date of deposit.


INVESTMENTS

Investments are recorded at cost less any provision for permanent diminution in value.


TRANSLATION OF FOREIGN CURRENCIES

Micro Focus' policy on foreign currency translation complies with U.K. Statement of Standard Accounting Practice No. 20 "Foreign Currency Translation".

Assets and liabilities denominated in currencies other than G.B. pounds are translated at exchange rates in effect at the balance sheet date. Closing G.B. pound to U.S. dollar rates at January 31 1997, 1996 and 1995 were GBP 1 = $1.60, GBP 1 = $1.51 and GBP 1 = $1.59 respectively. Revenues, costs and expenses are translated using average rates. Monthly average G.B. pound to U.S. dollar rates used during 1996 range between GBP 1 = $1.50 and GBP 1 = $1.71, and average GBP 1 = $1.58 (1995: GBP 1 = $1.58; 1994: GBP 1 = $1.54.)
Translation adjustments resulting from the process of translating financial statements denominated in currencies other than G.B. pounds are dealt with through reserves.


(LOSS)/EARNINGS PER SHARE

(Loss)/earnings per share is based on the (loss)/profit for the year after taxation, and on the weighted average number of ordinary shares outstanding during the year.

Fully diluted earnings per share is based on the profit for the year after taxation, and on the weighted average number of ordinary shares outstanding during the period as adjusted for shares issuable upon exercise of share options. The computation assumes the proceeds from the exercise of share options are invested in 2.5% Consolidated Stock. Fully diluted earnings per share is disclosed where dilution from earnings per share is greater than 3%.

PENSIONS

Micro Focus has entered into arrangements under which it makes defined contributions to personal pension schemes operated by its employees. Contributions, which are independently administered by insurance companies and other financial institutions, are charged to income in the year in which they become payable.


NEW ACCOUNTING STANDARDS

Compliance with Financial Reporting Standard 8 - Related Party Disclosures ("FRS 8"), which was issued by the Accounting Standards Board in 1995, became mandatory in 1996. The financial statements of Micro Focus have not been affected by the increased disclosures required by FRS 8.

NOTE 2  REVENUE (TURNOVER)

The following table analyses revenue by customer location:
--------------------------------------------------------------------------------

(In thousands of G.B. pounds)                 1996           1995           1994


Revenue:

United States                               38,640         42,824         53,215
Japan                                        3,519          2,720          4,185
United Kingdom                               6,811          7,178          8,136
Europe (excluding U.K.)                     19,297         19,400         19,269
Other                                        4,822          5,136          5,080
--------------------------------------------------------------------------------
                                            73,089         77,258         89,885
================================================================================


An analysis of revenue based on the location of Micro Focus facilities is included in note 20 on page 54.

NOTE 3  RESEARCH AND DEVELOPMENT COSTS
--------------------------------------------------------------------------------

(In thousands of G.B. pounds)               1996          1995           1994

Research and development costs,

  before capitalisation                     19,235        23,423         23,505
Costs capitalised as software
  product assets                            (5,258)       (9,882)        (9,719)
Amortisation of capitalised costs            8,067         8,805          7,093
Previously deferred costs expensed
  on contract completion                        --            --             65
--------------------------------------------------------------------------------
                                            22,044        22,346         20,944

Exceptional items (note 7):
Restructuring costs:
  - accelerated amortisation                    --         3,834             --
  - other costs                              2,255           671             --
Purchased research and development
  costs written off                             --            --          3,205
--------------------------------------------------------------------------------
                                            24,299        26,851         24,149
================================================================================


NOTE 4  OPERATING (LOSS)/PROFIT

Operating (loss)/profit is stated after charging:
--------------------------------------------------------------------------------

(In thousands of G.B. pounds)                   1996          1995          1994
Auditors' remuneration:

  audit services: U.K                            105            96           130
  audit services: overseas                        93           100           104
  non-audit services: U.K                        181           141           125
  non-audit services: overseas                   218           179           156
Operating lease rentals:
  equipment                                      743           903           883
  land and buildings                           1,811         2,137         2,187
Depreciation on leased assets                     39           118           190
Other depreciation and
  amortisation                                 5,616         6,068         4,161


The profit attributable to the ordinary shareholders of Micro Focus Group Plc, dealt with in the financial statements of Micro Focus, is GBP 716,000 (1995: profit GBP 1,449,000; 1994: loss GBP 7,790,000).

NOTE 5  DIRECTORS AND EMPLOYEES

An analysis of the directors' remuneration, including details of the remuneration of the chairmen and highest-paid U.K. director, is set out in the Executive Remuneration Committee's Report on page 31.

The average monthly number of staff employed by Micro Focus during the year was:

--------------------------------------------------------------------
                                1996            1995            1994
                                 No.             No.             No.
U.S. and Japan                  316             362             378
Europe                          330             373             373
--------------------------------------------------------------------
                                646             735             751
====================================================================

Staff costs, which include salaries, bonus and commissions, amounted to:

----------------------------------------------------------------------
(In thousands of G.B. pounds)   1996            1995            1994
U.S. and Japan                  17,270          18,272          20,333
Europe                          12,215          13,552          13,450
----------------------------------------------------------------------
                                29,485          31,824          33,783
Social security costs            2,797           2,884           2,808
Other pension costs                437             596             710
----------------------------------------------------------------------
                                32,719          35,304          37,301
======================================================================

Other pension costs principally represent amounts paid by Micro Focus to personal pension schemes operated by its employees. In the United Kingdom, Micro Focus matches contributions made by participating employees up to certain predetermined thresholds. Arrangements for employees in other countries have been established on similar bases, subject to local regulations and practices in the countries concerned.


NOTE 6  INTEREST EXPENSE

Interest expense principally represents finance charges payable in respect of finance leases.


NOTE 7  EXCEPTIONAL ITEMS

Exceptional items recorded in 1996 represent a charge of GBP 5,195,000 for restructuring costs. The charge consists of the costs associated with a reduction in the Company's workforce of approximately 65 people, with facility closures and consolidations, and with asset write-downs. The restructuring was essentially completed during the year, but payments estimated at GBP 1,500,000 remain to be paid in 1997.

Exceptional items recorded in 1995 consist of a charge of GBP 6,667,000 for restructuring costs and a credit of GBP 666,000 resulting from the adoption of Abstract 13 "Accounting for ESOP Trusts" which was issued by the Urgent Issues Task Force of the Accounting Standards Board in June 1995.

Restructuring costs of GBP 3,125,000 announced in May 1995 principally related to employee terminations, closure of surplus office facilities, and fixed asset write-downs. Additional asset write-downs of GBP 3,542,000 booked in the fourth quarter of 1995 were primarily the result of a review into the carrying value of software product assets.

In 1994 non-recurring exceptional items charged against income consisted of GBP 3,205,000 of intellectual property rights acquired from mbp and GBP 943,000 of costs related to the acquisition of Burl Software Laboratories, Inc.

In 1996 and 1995 the effective tax rate was distorted principally as a result of losses incurred in the United States which can only be offset against profits arising in future periods. The effective tax rate for 1994 was distorted by the impact of exceptional items.

The corporation tax returns of a U.S. subsidiary undertaking for the years ended January 31 1991 and 1992 are under examination by the U.S. Internal Revenue Service, which has proposed certain adjustments. The Company believes that the outcome of the examination will not give rise to any material adjustment to the financial statements.

NOTE 8  TAXATION

The taxation charge for the year consists of the following:
--------------------------------------------------------------------------------

(In thousands of G.B. pounds)                  1996          1995          1994

U.K. corporation tax at 33%                     237           133         2,383
Deferred taxation                               870          (458)          760
Double taxation relief                         (174)         (105)         (356)
Overseas taxation:
  U.S. federal                                    4             5          (163)
  U.S. state                                      1            --             3
  Other                                         276          (118)        1,966
--------------------------------------------------------------------------------
                                              1,214          (543)        4,593

Taxation underprovided/(over-
  provided) in previous years:
Corporation tax                                 258            --          (403)
Deferred taxation                                --           202          (361)
Overseas taxation:
  U.S. federal                                   --           193           281
  U.S. state                                     --            (2)           73
  Other                                          --            78           (50)
--------------------------------------------------------------------------------
                                              1,472           (72)        4,133
===============================================================================

In 1996 and 1995 the effective tax rate was distorted principally as a result of losses incurred in the United States which can only be offset against profits arising in future periods. The effective tax rate for 1994 was distorted by the impact of exceptional items.

The corporation tax returns of a U.S. subsidiary undertaking for the years ended January 31 1991 and 1992 are under examination by the U.S. Internal Revenue Service, which has proposed certain adjustments. The Company believes that the outcome of the examination will not give rise to any material adjustment to the financial statements.

NOTE 9  (LOSS)/EARNINGS PER SHARE

The calculation of (loss)/earnings per share is based on the loss after taxation of GBP 7,281,000 (1995: loss GBP 6,470,000; 1994: profit GBP 4,590,000) and on
15,156,000 ordinary shares (1995: 14,843,000; 1994: 14,336,000), being the weighted average number of shares in issue.

Adjusted (loss)/earnings per share, excluding exceptional items, has been calculated in addition to the (loss)/earnings per share required by FRS 3 since in the opinion of the directors this will provide shareholders with a better indication of the underlying (loss)/earnings per share.

NOTE 10  INTANGIBLE FIXED ASSETS

Intangible fixed assets consist of software product assets, as follows:
--------------------------------------------------------------------------------

                                                         Amort-         Net book
(In thousands of G.B. pounds)             Cost          isation           value


At January 31 1996                       70,816          52,959          17,857
Currency fluctuations                    (1,858)         (1,400)           (458)

Additions                                 5,258              --           5,258
Amortisation for the year                    --           8,067          (8,067)
-------------------------------------------------------------------------------
At January 31 1997                       74,216          59,626          14,590
===============================================================================

NOTE 11  TANGIBLE FIXED ASSETS

(a)  Micro Focus:
--------------------------------------------------------------------------------

                                                                   Computer &
(In thousands of            Freehold      Leasehold              communications    Trans-
  G.B. pounds)              land and      improve-     Office        equipment    portation
                            buildings      ments       equipment    & software    equipment        Total

Cost:
At January 31 1996           13,142        1,983         4,852         25,014         594         45,585
Currency fluctuations            --          (75)         (211)        (1,076)         (3)        (1,365)
Additions                       414          101            77          1,891          17          2,500
Disposals                        --       (1,169)          (28)        (1,875)       (316)        (3,388)
--------------------------------------------------------------------------------------------------------
At January 31 1997           13,556          840         4,690         23,954         292         43,332
========================================================================================================
Depreciation:
At January 31 1996              205        1,847         2,779         15,581         263         20,675
Currency fluctuations            --          (55)         (125)          (737)         (3)          (920)
Provision for the year          231          135           678          4,531          80          5,655
Disposals                        --       (1,167)          (20)        (1,257)       (177)        (2,621)
--------------------------------------------------------------------------------------------------------
At January 31 1997              436          760         3,312         18,118         163         22,789
========================================================================================================
Net book values:
At January 31 1996           12,937          136         2,073          9,433         331         24,910
At January 31 1997           13,120           80         1,378          5,836         129         20,543
========================================================================================================


The above figures include transportation equipment held under finance leases as follows:
----------------------------------------------------------

                                         Amort-     Net book
(In thousands of G.B. pounds)  Cost     isation      value


At January 31 1996             374         165         209

Provision for the year           -          39         (39)
Disposals                     (249)       (138)       (111)
----------------------------------------------------------
At January 31 1997             125          66          59
==========================================================

(b) Company:

The Company's tangible fixed assets consist of freehold land and buildings, valued at cost which includes capitalized interest amounting to GBP 385,000.


----------------------------------------------------------

                                                 Net book
(In thousands of G.B. pounds) Cost  Depreciation   value

At January 31 1996           3,088       11        3,077

Provision for the year          --       85          (85)
--------------------------------------------------------
At January 31 1997           3,088       96        2,992
========================================================

NOTE 12  INVESTMENTS

(a)  Micro Focus:

Investments represents an investment in the Company's own shares.

In 1995 the Company funded the acquisition of 915,216 shares by Micro Focus Trustees Limited on behalf of the Micro Focus Group Employee Benefit Trust 1994 ("the Trust"). The cost to Micro Focus amounted to GBP 5,634,000. Options have been granted to employees over 693,690 of these shares (see note 21 to the financial statements on page 54). As at January 31 1997 the market value of the shares was GBP 9,656,000 (January 31 1996: GBP 5,674,000); if they had been sold at this value a liability to corporation tax of approximately GBP 1,100,000 (January 31 1996: GBP nil) would have arisen. The Trust has not waived its right to dividends in respect of this shareholding.

In accordance with FRS 5 "Reporting the Substance of Transactions" and as recommended in UITF Abstract 13 "Accounting for ESOP Trusts", the assets and liabilities of the Trust, as well as its operating costs, are included in Micro Focus' consolidated financial statements.

(b)  Company

--------------------------------------------------------------------------------

(In thousands of G.B. pounds)                    1996          1995

Investments in subsidiary undertakings
Beginning of year                               27,685        27,289
Effect of exchange rate changes                   (510)          396
--------------------------------------------------------------------
End of year                                     27,175        27,685

Investment in own shares (see (a) above)
Beginning and end of year                        5,634         5,634
--------------------------------------------------------------------
                                                32,809        33,319
====================================================================

The principal subsidiary undertakings, all of which are wholly-owned, are:

                                                Country of incorporation
                                                       and operation

Micro Focus Limited                                        UK (1)
Micro Focus International Limited                          UK (2)
Micro Focus Holdings Limited                               UK (1)
Micro Focus Incorporated                                  USA (2)
Stingray Software Company Incorporated                    USA (2)
Burl Software Laboratories, Inc                           USA (1)
Micro Focus Japan                                       Japan (2)
Micro Focus Gmbh                                      Germany (2)
Micro Focus SARL                                       France (2)
Micro Focus SA                                          Spain (2)
Micro Focus Investments Limited                        Jersey (3)
Micro Focus Securities Limited                         Jersey (3)
Micro Focus Finance Limited                            Jersey (3)
System Focus BV                                   Netherlands (2)
Micro Focus Technology NV                Netherlands Antilles (2)

(1)   Held directly by the Company
(2)   Held by a subsidiary undertaking
(3) Held directly by the Company, operating as financing companies. The activities of the other subsidiary undertakings are described in the Directors' Report.

In May 1995 Micro Focus completed the acquisition of Burl Software Laboratories, Inc. for a total of US$13.5m (GBP 8.5m), which was satisfied by the issue of 664,979 ordinary shares and the payment of US$6.3m (GBP 3.9m) in cash. The transaction was accounted for as an acquisition.

NOTE 13  STOCKS

The replacement value of stocks is not considered to be materially different from their balance sheet values.


NOTE 14  DEBTORS
--------------------------------------------------------------------------------

(In thousands of G.B. pounds)            1996         1995

Trade debtors                            12,672       20,513
Other debtors and prepaid expenses        1,556        2,238
------------------------------------------------------------
                                         14,228       22,751
============================================================


Trade debtors includes GBP 1,693,000 (1995: GBP 1,825,000) which is due more than twelve months from the balance sheet date.

Other debtors and prepaid expenses includes:

   - loans to an officer of Micro Focus totalling GBP 57,000 (1995: two officers
     - GBP 117,000).

   - amounts due more than twelve months from the balance sheet date totalling GBP 164,000 (1995: GBP 270,000).


NOTE 15  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
--------------------------------------------------------------------------------

(In thousands of G.B. pounds)                         1996         1995

Obligations under finance leases (note 17)              68          148
Trade creditors                                      3,054        5,323
Current corporation tax                              2,590        2,001
Other taxes and social security costs                1,129          850
Product royalties and purchases                        602          647
Accrued employee compensation and commissions        3,632        4,459
Accrued expenses                                     5,105        3,033
-----------------------------------------------------------------------
                                                    16,180       16,461
=======================================================================



Accrued expenses includes GBP 123,000 (1995: GBP 147,000) in respect of an unfunded defined benefit scheme operated by a foreign subsidiary undertaking, and other outstanding contributions payable by Micro Focus in connection with employees' pension arrangements.

NOTE 16  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Creditors due after more than one year represent obligations under lease commitments (see note 17).

Micro Focus has in place a line of credit under the terms of which financing is available until December 1997, either in G.B. pounds or such other currency as Micro Focus may determine, of up to the equivalent of GBP 5.0m. Any borrowings under this line of credit will bear interest at 1% above the London Interbank Offered Rate (LIBOR) and would be unsecured. There have been no borrowings under this line of credit to date.


NOTE 17  LEASE COMMITMENTS

Financial commitments for future periods under lease agreements existing at January 31 1997 were as follows:

Finance leases:
--------------------------------------------------------------------------------

(In thousands of G.B. pounds)                1996        1995

Amounts payable within one year                71         152
Amounts payable from one to two years          15          67
-------------------------------------------------------------
                                               86         219
Less financial charges allocated after
  the balance sheet date                       (3)         (5)
-------------------------------------------------------------
                                               83         214
=============================================================

Finance leases are shown as:
Amounts due within one year (note 15)          68         148
Amounts due after more than one year           15          66
-------------------------------------------------------------
                                               83         214
=============================================================

Operating leases:
--------------------------------------------------------------------------------

                                                     Land and buildings         Other
(In thousands of G.B. pounds)                         1996        1995      1996      1995

Commitment for 1997 under leases which expire:
  within one year                                    1,117         808       114       101
  in the second to fifth
  years inclusive                                    3,131         556       459       351
  thereafter                                         4,302         138        --        --
------------------------------------------------------------------------------------------
                                                     8,550       1,502       573       452
==========================================================================================

NOTE 18  DEFERRED TAXATION

Deferred taxation has been fully provided as follows:


(a)  Micro Focus:
--------------------------------------------------------------------------------

(In thousands of G.B. pounds)                         1996        1995

Capital allowances in advance of depreciation
  and amortisation                                      169         309
Other timing differences in recognising revenue
  and expense items in different periods
  for taxation purposes                               6,070       5,145
-----------------------------------------------------------------------
                                                      6,239       5,454
=======================================================================

(b)  Company:


(In thousands of G.B. pounds)                         1996        1995


Capital allowances in advance of depreciation
  and amortisation                                       19          18
Other timing differences in recognising revenue
  and expense items in different periods
  for taxation purposes                                  --           1
-----------------------------------------------------------------------
                                                         19          19
=======================================================================

NOTE 19  CAPITAL COMMITMENTS

At January 31 1997 and January 31 1996 Micro Focus had no material capital expenditure commitments.

NOTE 20  SEGMENTAL INFORMATION

Micro Focus operates in one business segment - the development and marketing of computer software products. The following table analyses worldwide operations by geographical area, based on the location of Micro Focus facilities.
--------------------------------------------------------------------------------

(In thousands of G.B. pounds)                 1996            1995            1994

Revenue:
  United Kingdom                            33,974          33,988          35,863
  United States                             42,856          49,503          58,544
  Europe (excluding U.K.)                   20,588          20,196          25,135
  Other                                      1,910           1,300           1,369
----------------------------------------------------------------------------------
                                            99,328         104,987         120,911

Inter-segment revenue:
  United Kingdom                           (15,900)        (16,728)        (15,583)
  United States                             (3,501)         (4,790)         (2,770)
  Europe (excluding U.K.)                   (6,381)         (5,362)        (11,720)
  Other                                       (457)           (849)           (953)
----------------------------------------------------------------------------------
Total revenue:                              73,089          77,258          89,885
==================================================================================
Operating (loss)/profit:
  United Kingdom                            (2,384)          1,350           5,848
  United States                             (4,699)         (4,429)         (1,671)
  Europe (excluding U.K.)                     (796)         (5,097)          4,222
  Other                                        371            (458)           (867)
----------------------------------------------------------------------------------
                                            (7,508)        (8,634)          7,532
==================================================================================
Net operating assets/(liabilities):
  United Kingdom                            16,075          20,264           9,209
  United States                             (8,199)         (3,087)           (162)
  Europe (excluding U.K.)                    2,988           9,176           8,609
  Other                                        (16)           (558)           (113)
----------------------------------------------------------------------------------
                                            10,848          25,795          17,543
==================================================================================

Inter-segment revenue principally represents licence fees and charges for research and development between locations. Operating (loss)/profit excludes interest income and expense and, correspondingly, net operating assets/(liabilities) exclude interest-bearing assets and liabilities. A reconciliation of the net operating assets/(liabilities) as shown above to net assets as shown in the balance sheet is as follows:

--------------------------------------------------------------------------------

(In thousands of G.B. pounds)           1996           1995           1994

Net operating assets                  10,848         25,795         17,543
Cash and bank deposits                44,725         38,972         55,823
Investment in own shares               5,634          5,634             --
Finance lease obligations                (83)          (214)          (510)
--------------------------------------------------------------------------
Net assets                            61,124         70,187         72,856
==========================================================================

An analysis of revenue by customer location is included in note 2 to the financial statements on page 48.


NOTE 21  SHARE OPTION PLANS

Micro Focus operates two plans both of which provide for the grant of options to acquire shares to all persons who devote substantially all their working time to Micro Focus and such other eligible persons as the Board may determine. The terms and exercise prices of options issued under these plans are determined at the time the options are granted. Unexercised options lapse when the optionholder ceases to be employed by Micro Focus or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

The Micro Focus Share Option Plan ("the Plan") was established in 1984. It meets the terms and conditions required by the U.S. Internal Revenue Code in order that the options will qualify as Incentive Stock Options, and as required by the U.K. Inland Revenue in order to qualify as an approved Company Share Option Plan. Options issued under the Plan are generally exercisable in five equal cumulative annual instalments commencing one year after the date of grant.

At January 31 1997 1,769,342 options were issued and outstanding under the Plan and a further 427,911 had been approved for grant by shareholders of the Company but were currently unissued.

In 1994 Micro Focus established a discretionary employee benefit trust, the Micro Focus Group Employee Benefit Trust 1994 ("the Trust"), the purpose of which is to further the Company's policy of encouraging share ownership by its employees. Under the terms of the Trust, Micro Focus Trustees Limited ("MFTL") is permitted to acquire ordinary shares in the Company and to issue options over those shares to directors and employees.

In 1995 MFTL purchased 915,216 shares in the Company and granted options on 530,700 of these shares at a price of GBP 6.97 per share. Under the terms of the grant, these options vest, and therefore become exercisable, in five equal annual instalments only on the achievement by Micro Focus of certain predetermined annual earnings per share targets in respect of each of the financial years ended January 31 1996 to January 31 2000. In March 1996 one-fifth of the outstanding options lapsed when the announcement of financial results for the year ended January 31 1996 indicated that the target in respect of that year had not been achieved. In April 1996 the Company offered all employees the opportunity to cancel all outstanding options above the then fair market value and receive instead a new option, with a new vesting schedule, for three new shares for each four shares then under option. As a result 376,840 of the remaining options were exchanged for 282,630 new options, issued at a price of GBP 6.85 per share. These new options are exercisable in five equal cumulative annual instalments commencing one year after the date of grant.

At January 31 1997 693,690 of the options issued by MFTL in 1995 and 1996 were outstanding. A further 32,000 shares over which options had been granted prior to their acquisition by MFTL remained outstanding at January 31 1997 at prices between GBP 6.05 and GBP 14.98. The remaining 189,526 shares were available for the grant of further options. Options issued by the Trust under this plan do not qualify as Incentive Stock Options (for U.S. taxation purposes), nor does the plan qualify as an approved Company Share Option Plan (for U.K. taxation purposes).

The shares held by the Trust are included in Investments (see note 12 to the financial statements on page 51).

Share option activity under the plans was as follows:

--------------------------------------------------------------------------------

(In G.B. pounds, except share data)    Number            Option price
                                     of shares            per share

January 31 1994                      1,310,176             0.92-28.83
Options granted                        608,416             8.16-16.38
Options exercised                     (148,206)             0.92-7.63
Options cancelled                      (41,512)            2.20-28.83
---------------------------------------------------------------------
January 31 1995                      1,728,874             2.20-28.83
Options granted                        603,795              5.65-8.20
Options exercised                     (114,865)             2.20-5.42
Options cancelled                     (159,035)            2.20-28.83
---------------------------------------------------------------------
January 31 1996                      2,058,769             2.20-28.83
Options granted                      2,300,830              5.83-9.70
Options exercised                      (24,156)             5.42-9.66
Options cancelled                   (1,840,411)            5.42-28.83
---------------------------------------------------------------------
January 31 1997                      2,495,032             5.42-21.61
=====================================================================


The total of 2,495,032 options outstanding at January 31 1997 is represented by 1,769,342 unissued shares and 725,690 shares held by MFTL.

The outstanding options are exercisable between 1997 and 2006; the proceeds on exercise at January 31 1997 would be GBP 19,790,000 (January 31 1996: GBP 25,233,000).

At January 31 1997 options for 168,000 shares (January 31 1996: 728,000 shares) were currently exercisable at prices per share of between GBP 5.42 and GBP 21.61; the proceeds on exercise of such options at January 31 1997 would be GBP 2,095,000 (January 31 1996: 10,729,000).

                            STATEMENT OF DIRECTOR'S
                        RESPONSIBILITIES IN RELATION TO
                        FINANCIAL STATEMENTS (UK FORMAT)

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Micro Focus Group and of the profit or loss of the Micro Focus Group for that year. In preparing those financial statements the directors are required to:

a) select suitable accounting policies and then apply them consistently;

b) make judgments and estimates that are reasonable and prudent; and

c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Micro Focus Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Micro Focus Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

                       REPORT OF THE AUDITORS (UK FORMAT)

TO THE MEMBERS OF MICRO FOCUS GROUP PLC

We have audited the financial statements on pages 40 to 55, which have been prepared under the historical cost convention and on the basis of the accounting policies set out in note 1 to the financial statements on pages 46 to 48. We have also examined the information specified for audit by the London Stock Exchange which is set out on pages 31 to 33 in the Executive Remuneration Committee's Report.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described above, the directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Micro Focus Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Micro Focus Group as at January 31 1997 and of the loss of the Micro Focus Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


Ernst & Young
Chartered Accountants
Registered Auditor
Reading
March 6 1997

                         DIRECTORS, ADVISORS AND ADDRESSES

DIRECTORS
J. Michael Gullard, Chairman, General Partner, Cornerstone Management Marcelo Gumucio, Chief Executive Officer
Paul Aldous Adams, Vice President, International Sales
Ronald Harold Forbes, Vice President, International Finance
Harold Hughes, Vice President, Planning and Logistics, Intel Corporation

COMPANY SECRETARY
Loren E. Hillberg

COMPANY OFFICERS
Marcelo Gumucio, Chief Executive Officer
Anthony R. Muller, Senior Vice President and Chief Financial Officer Paul Aldous Adams, Vice President, International Sales
Clive Beavis, Vice President, Product Development
Richard C. Butts, Vice President, Human Resources
Chris Christides, Vice President, North American Sales
Robert A. Connors, Vice President,Corporate Development
Loren E. Hillberg, Vice President and General Counsel
Charly Anderson, Vice President, Development Product Manager
Stanley J. Blaustein, Vice President and Chief Information Officer Ronald Harold Forbes, Vice President, International Finance
Peter Katz, General Manager, Legacy and Year 2000 Solutions
Marian B. Sichel, General Manager, Distributed Computing Solutions Larry Simmons, Vice President, Middleware and Communications
Alan Weddell, Vice President, United Kingdom Sales

REGISTERED OFFICE
Micro Focus Group Plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN
UK

BANKERS
Midland Bank Plc
1 Mansion House Street
Newbury
Berkshire RG14 5ET, UK

STOCKBROKERS
SBC Warburg
1 Finsbury Avenue
London EC2M 2PA, UK
and
The Stock Exchange London
EC2N 1HP, UK

REGISTRARS AND TRANSFER OFFICE
Lloyds Bank Registrars
The Causeway, Worthing
West Sussex BN99 6DA, UK

ADR DEPOSITARY
Bank of New York
ADR Division
101 Barclay Street, 22nd Floor
New York, New York 10286, USA
Tel: (+1) (212) 815 2042

AUDITORS
Ernst & Young, Chartered Accountants
Apex Plaza
Reading,
Berkshire RG1 1YE, UK

SOLICITORS
Jonathan Philip Davies, Solicitor
Memery Crystal
31 Southampton Row
London WC1B 5HT, UK

REGIONAL SALES OFFICES

UK
Micro Focus Ltd
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN
Tel: (+44) 1635 32646
Fax: (+44) 1635 33966

USA
Micro Focus Inc.
2465 East Bayshore Road
Palo Alto
California 94303
Tel: (+1) (415) 856 4161
Fax: (+1) (415) 856 6134

Micro Focus Inc. (Philadelphia)
1000 First Avenue, 3rd Floor
King of Prussia
Pennsylvania 19406
Tel: (+1) (610) 992 3400
Fax: (+1) (610) 992 3700

Micro Focus Inc.
2 Wall Street
New York
New York 10005
Tel: (+1) (212) 312 2200
Fax: (+1) (212) 312 2222

CANADA
Micro Focus Canada
3 Robert Speck Parkway
Suite 900
Mississauga, Ontario L4Z 2G5
Tel: (+1) 905 306 7280
Fax: (+1) 905 306 7530

JAPAN
Micro Focus Japan Ltd
Nishiazabu Mitsui Building 4F
4-17-30, Nishiazabu
Minato-ku, Tokyo 106
Tel: (+81) 3 3486 7791
Fax: (+81) 3 3486 5055

GERMANY
Micro Focus GmbH
Am Moosfeld 11
81829 Munchen
Tel: (+49) 89 42094 - 0
Fax: (+49) 89 42094 - 211

FRANCE
Micro Focus SARL
Tour Franklin
Defense 8
92042 Paris - La Defense Cedex
Tel: (+33) 1 47 75 75 75
Fax: (+33) 1 47 75 75 80

SPAIN
Micro Focus S.A.
Corsega 541, 4a Planta
08025 Barcelona
Tel: (+34) 3 435 70 01
Fax: (+34) 3 435 67 33

INDIA
Micro Focus (I) Pvt. Ltd.
47/6, M.G. Road
Mittal Towers, B-1217-19
Bangalore 560 001, India
Tel: (+91) 80 559 2647
Fax: (+91) 80 551 1019

Micro Focus Worldwide Web Site - http://www.microfocus.com

[In the middle of the back cover page, a large, hazy shadow of the number "96" appears.]